
Atos Origin
WORLDWIDE IT PARTNER


06012758

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

March 31, 2006


SUPPL

Re: Atos Origin – File Number 082-04323

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since December 2005, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.18.

Very truly yours,

Bernard BOURIGEAUD
Chairman of the Board

Enclosures

Appendix A

I. Information Made Public Pursuant to the Law of France.

Document	When Required to be Made Public
Implementation of a share buy-back program	Made public on 8 march 2006

II. Information Filed with Euronext Paris Stock Exchange.

Document	When Required to be Filed
None	

III. Information Distributed to the Company's Security Holders.

Document	When Required to be Distributed
Press releases in English	General information requirement : whenever an important event is taking place

- Genesys and Atos Origin announce largest European Rollout of Genesys Voice Platform at Bouygues Telecom (5 January 2006)
- Atos Origin and Lenovo join forces for the first time for the Torino 2006 Olympic Winter Games (11 January 2006)
- Atos Origin is porting the market-leading POS network node system to Hewlett Packard's Integrity NonStop Server (17 January 2006)
- Atos Origin becomes Vice-Chairman of the Steering Committee of Nessi, the European technology platform (17 January 2006)
- Atos Origin presents its settlement solution for health cards at OMNICARD 2006 (17 January 2006)
- Atos Origin establishes Endowed Chair in "Growth Strategies and Integration Management" at the HEC School of Management and becomes a Member of the HEC Foundation (18 January 2006)
- Nuon Belgium closes contract with Atos Origin to support fast growth in European energy market (19 January 2006)
- Liam Burne, Health Minister, officially opens the NHS Walk-In Centre managed by Atos Origin at Manchester Piccadilly (24 January 2006)
- Hong Kong Government awards Data Centre Outsourcing contract to Atos Origin (25 January 2006)
- Atos Origin signs 150 million Euro IT outsourcing contract with Symrise (26 January 2006)

- Atos Origin implements new web-based platform at Gasunie Trade & Supply (30 January 2006)
- Atos Origin India achieves CMMI Level 5 (31 January 2006)
- **Atos Origin preliminary revenues for 2005 (31 January 2006)**
- SFR selects Atos Origin to launch its new SFR TV-Video Service (1 February 2006)
- Heijmans opts to outsource ICT to Atos Origin (9 February 2006)
- Technology offshore can produce savings of up to 50 % (9 February 2006)
- TPG Post and Atos Origin issue unique moving images of Olympic winners on their own postage stamp (9 February 2006)
- Atos Origin divests its Middle East operation (10 February 2006)
- Atos Origin sells Nolan, Norton & Co. to its Management (20 February 2006)
- GlobeRanger announces Global Partnership with Atos Origin to deliver innovative RFID Solutions (27 February 2006)
- INFOBRAIN partners with Atos Origin to deliver complete TAP3 solution for 3G services roaming (27 February 2006)
- Atos Origin crosses the Finish Line at Torino 2006 Olympic Winter Games (1 March 2006)
- UK Crown Prosecution Service selects Atos Origin as occupational Health Provider (2 March 2006)
- Atos Origin passes final gate in the run up to the Torino 2006 Paralympic Winter Games (6 March 2006)
- Atos Origin is presenting a new processing solution for the German health card at CeBIT 2006 (7 March 2006)
- Atos Origin and Open Text sign Global alliance to offer ECM solutions (7 March 2006)
- Atos Origin full year results for 2005 – All 2005 targets achieved (8 March 2006)
- Atos Origin announces Sponsorship of Danny Crates – 800m Paralympic Champion (13 March 2006)
- Atos Origin and ExaProtect announce Partnershiup in Information Systems Security (21 March 2006)
- Atos Origin successfully protected Torino Games IT Infrastructure (23 March 2006)
- Huntsman signs contract with Atos Origin for worldwide Infrastructure Services Outsourcing (28 March 2006)

<u>Appendix B</u>

I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

II. Other translations.

Not used.

FREE TRANSLATION

ATOS ORIGIN
A French company with a Management Board and a Supervisory Board
Headquarters: 18 avenue d'Alsace - La Defense 3 - 92400 COURBEVOIE
Registered in Nanterre, no. 323 623 603
with a share capital of 67,363,465 euros

Implementation of a share buy-back program
Description of the program

Paris, 8 March 2006

Date of Shareholders' meeting authorizing the share buy-back program

Authorization granted by the Shareholders' meeting of 3 June 2005 for a duration of 18 months and a Management Board decision of 13 February 2006.

Share of capital held by the Company and allocation by objectives

As of 28 February 2006, the Company owns 16.293 shares, i.e. 0,02% of the share capital :

Number of shares	Allocation
15,000	Liquidity agreement
1,293	Grant to employees and officers of the Company

Share buy-back program objectives

Shares bought may be used in the following order of priority :

1/ Remit shares to employees or managers of the Company and the Group in the conditions defined by law and regulations,
2/ Stabilize the secondary market or the liquidity of its shares through a liquidity agreement signed with an investment service provider in compliance with a deontology charter recognized by the Autorité des Marchés Financiers,
3/ Keep and remit shares in connection with financial or external growth transactions, started by the Company, by way of public offer or otherwise, in the conditions defined by law and regulations,
4/ Cover for the potential dilution created by convertible securities, in the conditions defined by law and regulations,
5/ Cancel its shares.

Maximum share of capital, maximum numbers and characteristics of shares the issuer is proposing to buy – Maximum share price

Share characteristics : ordinary shares listed in compartment A of the Eurolist market of Euronext Paris, ticker ATO, ISIN number FR0000051732.

Maximum number of shares which may be bought :
10% of the share capital, i.e. 6.716.074 shares. Considering the percentage owned (16.293 shares), the number of shares which can be bought is 6.699.781 actions, i.e. 9,95% of the current share capital.

Maximum share price : 75 EUR, i.e. a maximum amount of 502,483,575 EUR.

Duration of the program
18 months from the Shareholders' meeting of 3 June 2005, i.e. up until 2 December 2006.

Transactions made during the prior program (from 24 March 2005 to 28 February 2006)

Percentage of capital owned directly or indirectly as of 28 February 2006	0,02%
Number of shares cancelled over the last 24 months	0
Number of shares held in a portfolio as of 28 February 2006	0,02 % - 16.293
Book value as of 28 February 2006	929.577 €
Market value based on the average share price of February 2006 (60.67 €), as of 28 February 2006	988,496.31 €

	Aggregate gross amounts		Positions opened as of 28 February 2006			
From 24 March 2005 to 28 February 2006	**Acquisitions**	**Sales / Transfers**	**Call options**		**Put options**	
Number of shares	15,000	0	Call	Forward (buy)	Put	Forward (sale)
Including liquidity agreement	15,000	0	0	0	0	0
Average maximum maturity	NA	NA	0	0	0	0
Average price of the transaction	58.96	0	NA	NA	NA	NA
Average exercise price	NA	NA	0	0	0	0
Amounts (in €)	884,400	0	NA	NA	NA	NA

****


Atos
Origin

PRESS RELEASE

Genesys and Atos Origin Announce Largest European Rollout of Genesys Voice Platform at Bouygues Telecom

Bouygues Telecom will rely on Genesys Voice Platform to benefit from the latest development in voice service technology

Paris, 5 January 2006 - *Genesys Telecommunications Laboratories, an Alcatel company (NYSE: ALA, Paris: CGEP.PA), and Atos Origin have announced the signing of a major contract with Bouygues Telecom, one of the top three mobile telephone operators in France. Bouygues Telecom has chosen Genesys Voice Platform to replace its existing, outdated contact center platforms. The introduction of Genesys Voice Platform is part of Bouygues Telecom's strategy to acquire a standards-based voice server architecture that converges with Web solutions to support multichannel relationships, and to take a first step toward implementing IP capabilities in its contact center infrastructure in France. The solution will give Bouygues Telecom all the benefits of a VoiceXML solution, guaranteeing better continuity between the contact center and self-service capabilities for a maximum return on investment.*

Bouygues Telecom runs six customer contact centers and employs 2,500 customer advisors across France. In Autumn 2004, Bouygues Telecom issued a request for proposals to find a new platform that was both open and expandable so it could host existing voice applications and replace obsolete platforms. In July 2005, the company settled on Genesys Voice Platform, Network Edition, an IP-enabled software-only solution that offers standards-based development, flexible deployment options, simplified integration and improved time to market for voice applications. Bouygues Telecom implemented 5,500 ports of Genesys Voice Platform as a key component of its customer service strategy.

"We were very taken with this solution's capabilities and flexibility and the many references from Genesys," explained Yves Caseau, ISM of Bouygues Telecom. "With Genesys Voice Platform, we can migrate our existing applications in complete security and exploit the latest technological innovations in voice services. We're very pleased to be the first French operator to gradually move toward a VoiceXML architecture based on an IP structure—a clear-cut competitive advantage which will allow us to provide continual customer service improvements, whether in self-service or multi-channel mode."


Atos
Origin

Information technology services company Atos Origin was engaged for its expertise and experience in the European voice service market. Accordingly, Atos Origin was entrusted to deliver consulting, design and integration services for the entire solution, including Genesys Voice Platform, server platforms and voice applications.

"With more than ten years of experience in the voice sector, Atos Origin is pleased that Bouygues Telecom chose us for this innovative project aimed at simplifying the architecture and growing productivity while optimizing production. Based on VoiceXML and session initiation protocol (SIP) standards, Genesys Voice Platform meshes perfectly with both systems integrator and the operator's network. It guarantees sustained investment while significantly improving time-to-market for the services provided," affirmed Thierry Mileo, Vice President Telecom Market, France - Atos Origin.

"We're happy with our ongoing partnership with Bouygues Telecom, especially as this is the largest Genesys Voice Platform deployment in Europe thus far," declared Claudine Cherfan, France general manager at Genesys. "The key asset of telecommunications operators is the ability to provide the best quality service to customers. With Genesys Voice Platform, Bouygues has chosen not only one of the best software solutions on the market, but also an overall strategy for optimizing its customer services."

Under the terms of the contract signed in July 2005 for an 18-month term, some 30 voice applications, including 630 at Bouygues Telecom that deliver consumption-related information and enable prepaid reloads, will gradually be migrated to the new platform.

Genesys Voice Platform

Genesys Voice Platform is a new generation of interactive software-only voice solutions, which takes Internet technologies into the world of voice, offering new self-service voice applications. Intended for any size of business, GVP is part of Genesys' strategy to increase the availability of IP opportunities.

Businesses seeking to migrate to IP can now do so without a massive overhaul of their system because the IP version of GVP authorizes Time Division Multiplexing (TDM) and IP to coexist in the same environment. TDM environments limit contact center software ROI because of the infrastructure's higher complexity and cost of ownership. By adopting Genesys' Open IP approach, a business can optimize its ROI with GVP and achieve better customer satisfaction and customer loyalty.

About Bouygues Telecom
"To become the top-ranking mobile communication service" is Bouygues Telecom's goal as it constantly strives to accommodate and serve its 7.8 million customers. Creator of Forfait in France in 1996, the company launched i mode™ services in November 2002. To date, 1.3 million French customers use this pocket Internet to access over 350 useful sites every day and exchange e-mails with Internet addresses the world over. Bouygues Telecom's EDGE network reaches over 90% of the population. After rolling them out to businesses and professionals, Bouygues Telecom marketed broadband i-mode™ services in October 2005.



About Atos Origin
Atos Origin is a leading international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Genesys Telecommunication Laboratories, Inc.
Genesys, an Alcatel company, is 100 percent focused on software for contact centers. Leading companies in the Global 2000 and Fortune 1000 use Genesys to deliver interactions that drive better business. With 3000 customers in 80 countries, Genesys directs more than 100 million customer interactions every day. Genesys allows enterprises to achieve key business objectives by tying together customer interactions, people, and customer information in both traditional telephony and IP environments. Sophisticated routing and reporting across voice, e-mail, documents and Web interactions, coupled with integrated self-service, ensure that customers are quickly connected to the right resource - the first time. Genesys solutions stop customer frustration and allow enterprises to deliver superior customer satisfaction and improved business results. For more information visit us at www.genesyslab.com.

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion and 56,000 employees in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com.

Contacts:
Genesys Telecommunications Laboratories - Lucette Gaillard - Tel: +33 (0)1 41 10 17 03 - lucetteg@genesyslab.co.uk
Atos Origin - Anne de Beaumont - Tel.: + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com


Atos Origin
WORLDWIDE IT PARTNER

PRESS RELEASE

Atos Origin and Lenovo Join Forces for the first time for the Torino 2006 Olympic Winter Games

Market Leaders Combine Strengths to Deliver IT for the Torino 2006 Olympic Winter Games

Torino, Italy, 11 January 2006 - *With the opening ceremonies of the Torino 2006 Olympic Winter Games less than 30 days away (February 10th-26th, 2006), Atos Origin and Lenovo today announced that the two companies have combined strengths to deliver IT for the Torino Games. Under Torino Organising Committee for the XX Olympic Winter Games (TOROC) Technology Department supervision, they have successfully collaborated to meet every technical deadline and milestone required to support the IT infrastructure critical to managing the Games and communicating competition results.*

"We are working together with Lenovo in Torino on the Olympic Games project" said Bernard Bourigeaud, Chairman and Chief Executive Officer of Atos Origin. *"As the lead systems integrator, we are extremely pleased with the products provided by Lenovo so far and the success of our collaboration in Torino and look forward to continuing together to work successfully in Beijing as well."*

"As worldwide Olympic sponsors, our companies want to demonstrate high quality, innovation and reliability of our technologies and expertise" said Yuanqing Yang, chairman of the board of Lenovo. *"Atos Origin and Lenovo have prepared extensively for the Olympic Winter Games and have successfully passed numerous test events throughout 2005. Atos Origin's global reach and deep Olympic Games system integration expertise have made them an ideal partner for Lenovo as computing equipment provider and the Olympic movement."*

As the Worldwide IT Partner for the Olympic Games, Atos Origin is responsible for the integration of all technology partners to provide and secure the vast IT system that relays results, events and athlete information to spectators and media around the world, in real-time. For the Torino Games, Atos Origin is integrating a consortium of key technology partners.

As Worldwide Computing Equipment Partner for the Olympic Games, Lenovo is providing the majority of the computing equipment for the Torino Games, which includes 5,000-plus Lenovo-branded PCs, 350 servers and 600 notebooks. Each Lenovo computer used for


Atos
Origin
WORLDWIDE IT PARTNER

the Games is received, stored, configured, and validated in Torino, before being dispatched to one of 28 different competition and non-competition Olympic venues. In addition to Lenovo's work with Atos Origin, Lenovo is creating seven Internet lounges for athletes, trainers, coaches, media and other members of the Olympic Family in Torino and the mountain villages of Sestriere and Bardonecchia where Lenovo presents the reputable Thinkpad and ThinkCenter brand personal computer.

Atos Origin: Design, Build, Operate

Atos Origin's contract with the International Olympic Committee (IOC) is the largest sports related IT contract, covering six Olympic Games over 10 years: Salt Lake City in 2002 (operated as SchlumbergerSema), Athens in 2004, Torino in 2006, Beijing in 2008, Vancouver in 2010 and London in 2012.

Atos Origin has primary responsibility for Information Technology, which is related to consulting, systems integration, operations management, information security and software applications development for the Olympic Games. Atos Origin's "design, build and operate" approach to integrating people, processes, products and technologies is fundamental to managing the complexity of the Games and transferring knowledge, process and people to the next.

In addition to its role as Main Integrator for Information Technology, Atos Origin provides two main IT systems to run the Games:

- GAMES MANAGEMENT SYSTEMS (GMS), a suite of applications for the Olympic Games, that provides accreditation, transportation and accommodation schedules, medical encounter reports, sports qualifications and protocol information. The recently deployed Accommodation System (ACM) in Beijing is the first module of the GMS
- INFORMATION DIFFUSION SYSTEMS (IDS) which relays results and athlete information to on-site athletes and media representatives and Olympic family members, as well as to millions of TV and internet viewers around the world

Lenovo: innovative and reliable computing equipment solution

As Worldwide Computing Equipment Partner for the Olympic Games, Lenovo provides computer equipment for the 2006 Olympic Winter Games in Torino, 2008 Olympic Games in Beijing, and for more than 200 National Olympic Committees worldwide. Lenovo is also providing desktop and notebook computers, servers, technical support, funding and expertise to contribute to the success of the Olympic Games.

Computer hardware from Lenovo is a critical component of the Olympic Games operation and management systems, and is used by officials, media, staff and volunteers before and during Olympic competition. Lenovo computing equipment solutions for Torino 2006 represents new examples of the performance and technical caliber that Lenovo consistently delivers in rigorous and competitive environments. Lenovo values are in line with the Olympic values – integrity, excellence, global friendship and goodwill.


Atos Origin
WORLDWIDE IT PARTNER

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

About Lenovo
Lenovo creates the most innovative products and services in the personal computing industry. A global technology leader for 22 years, Lenovo offers a worldwide product line that includes ThinkPad notebooks, ThinkCentre desktops, and award-winning "air-bag" and fingerprint-reader technologies. Lenovo also commands 30 percent of the PC marketplace in China, the fastest-growing market worldwide, offering a variety of consumer and commercial PCs. Lenovo engineers, programmers and scientists from five laboratories in China, Japan and the United States focus on research and development that solves customer problems and improves productivity. For more information about Lenovo, visit http://www.lenovo.com/.

For further information, please contact:

Marie-Tatiana Collombert
Atos Origin
Senior Vice President Public Relations
Tel: + 33 (0)1 55 91 26 33
mobile: + 33 6 13 21 51 79
marie-tatiana.collombert@atosorigin.com

Anne Chaurand
Lenovo
Corp Media and External Communication
Tel: +33 (0)1 41 88 69 74
mobile: + 33 9)06 23 14 44 78
chaurand@fr.lenovo.com


Atos
Origin

PRESS RELEASE

Atos Origin is porting the market-leading POS network node system to Hewlett Packard's Integrity NonStop Server

***Frankfort, 17 January 2006** - Atos Worldline, an Atos Origin Company, today announces that it has successfully adapted the current version of its market-leading POS network node system for cashless payments in Germany, Poseidon OLTP (Release 3.9), for the new Integrity NonStop Server hardware from its technology partner Hewlett Packard (HP). The main benefits for users of the new solution are improved response time and reliable system performance. Kölner Bank-Verlag, first customer to integrate the new system into its existing IT environment, has been running it in its production environment since the beginning of January 2006.*

In line with the "single source" principle, the same source code was used as before, while at the same time implementing specific extensions to improve the lifespan. A cross-compiler was used to produce the code for all HP NonStop servers.

Bank-Verlag has already been using Poseidon OLTP (Online Transaction Processing) for eight years, as well as other software packages and solutions including Poseidon PS, a personalisation terminal based on Worldline Pay.

Using the HP Integrity Server means that Bank-Verlag is now banking on the latest NonStop technology from HP, adapting the current version of Poseidon OLTP. Atos Worldline is supporting Bank-Verlag in its demands for the greatest possible system reliability and availability.

The migration will ensure Bank-Verlag higher system performance. Even with a less powerful test system, a throughput of up to 250 transactions per seconds was achieved. In addition, further synergy improvements have been achieved by porting the authorisation system that they developed in-house onto the new hardware too. For example, this produces savings on maintenance and operation of the computer system.

"We are delighted that we have now been able to adapt the software and provide a solution for Bank-Verlag that enables them to work securely and without interruptions even at high transaction rates. The first results from our measurements suggest that the transaction rates on the new hardware will double", declared Willy Heeren, Business Unit manager for Systems Integration at Atos Worldline.


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Origin

Jürgen Klose, Operations / Product manager at Bank-Verlag: *"Since we are now able to handle even significantly higher transaction rates without problems, we are well-equipped for the highest peak loads, which in extreme situations could otherwise have caused a complete network overload."*

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

Press Contact : Anja Müller – 00 49 (0)69 6657-1401 - anja.mueller@atosorigin.com



PRESS RELEASE

Atos Origin becomes Vice-Chairman of the Steering Committee of NESSI, the European technology platform

Madrid, 17 January 2006 - *The Steering Committee of the European technology platform NESSI (Networked European Software & Services Initiative) decided in its December meeting to appoint José María Cavanillas, Director of Research and Innovation at Atos Origin Spain, as the new Vice-Chairman of the platform's Steering Committee. Dario Avallone, of the Italian company Engineering, will become Chairman.*

This appointment marks an important step forward both for Atos Origin and the Spanish software industry. Up until now, the Spanish representatives on the governing bodies of the six European technology platforms[1] that are currently in operation in the Information Society field were relatively few. Only the presence of Telefónica in the Steering Committees of NEM and eMobility (platforms chaired respectively by the French company Thomson and the Finnish company Nokia) held out hope that there would be an increase of the Spanish involvement in these decision-making bodies. At NESSI, which Telefónica is also involved in, the fact that Atos Origin has taken on the Vice-Chairmanship of the Steering Committee, is a great boost in enabling Spain to keep making progress along the path already followed by countries such as France in putting its representatives in platforms' management positions.

The aim of the European NESSI platform is to create a unified strategy to influence investment in European technological research and to promote the software industry in Europe. The thirteen founding companies are: Atos Origin, BT, Engineering, Hewlett-Packard, IBM, Nokia, ObjectWeb, SAP, Siemens, Software AG, Telecom Italia, Telefónica and Thales. More information is available at http://www.nessi-europe.com.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.



For more information, please contact:

Antonio Ferreiro
Tel: + 34 91.214.8915
antonio.ferreiro@atosorigin.com

1 The five other European technology platforms for the information society that are currently in operation are:

- ENIAC, European nanoelectronics platform. More information available at http://www.cordis.lu/ist/eniac/
- ARTEMIS, European embedded intelligence systems platform. More information at http://www.cordis.lu/ist/artemis
- eMobility, European mobile communication platform. More information at http://www.emobility.eu.org/
- NEM, European networked and electronic media platform. More information at http://www.nem-initiative.org/
- EUROP, European robotics platform. More information at http://www.roboticsplatform.com/


Atos
Origin

PRESS RELEASE

Atos Origin presents its settlement solution for health cards at OMNICARD 2006

***Frankfort, 17 January 2006** - At the 2006 Omnicard (18–20 January 2006) in Berlin, Atos Worldline, an Atos Origin Company, will showcase for the first time its electronic health cards solution for the settlement of health cards. Besides the application of payment-flow issues such as PCI (Payment Card Industry Data Security), the company will present the common security standard used by credit card companies for the uniform application of rules for safer data storage, as well as the new versions of Worldline Pay Front Office (Front Office Release 3.1) and Back Office (Back Office Release 3.19).*

Prominent at the OMNICARD 2006 presentation by Atos Worldline will be the technical facilities for the settlement of health cards. The Card Application-Management System produced by Atos Worldline "Worldline eGK KAMS" shows the entire lifecycle of electronic health cards (eGK), from card production, through issue of subsequent cards, to card administration. Related to the entire system for use of electronic health cards) and the electronic healthcare profession identity card, which serves as authentication of the approved doctor or health professional, Atos Worldline solution also supports the tie-up to card producers as well as hospital insurers' Back-End Systems for data exchange and data synchronisation purposes.

The solution designed with Worldline electronic health cards Card Application Management System, is based on experience from electronic payment flows and the exacting requirements involved in handling sensitive data and secured data transmission, as well as conversations with various parties involved in using health cards.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation,


Atos
Origin

Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

Press Contact : Anja Müller – 00 49 (0)69 6657-1401 - anja.mueller@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin Establishes Endowed Chair in "Growth Strategies and Integration Management" at the HEC School of Management and Becomes a Member of the HEC Foundation

Paris, 18 January 2006 - *"I'm extremely happy that Atos Origin is joining the HEC Foundation," says* **Bernard Bourigeaud, Chairman and CEO of Atos Origin**. *"We share the same European focus and international vision. Not only will our membership enable us to establish a direct link to the academic world, it will allow us to conceptualize certain business issues and formalize our core expertise, while fostering exchange between companies and students. Moreover, this commitment dovetails perfectly with our long-term recruitment and communication strategy."*

For **the new president of the HEC Foundation, Jean-Marie Hennes**, "the creation of this chair illustrates the Foundation's core mission, which is to weave closer ties between the academic world, students and businesses." Adds **Bernard Ramanantsoa, dean of HEC**, "The creation of the chair will help HEC, France's premier business school, to further enhance the value of its teaching in one of its key areas of excellence—strategy."

With the establishment of the new chair, Atos Origin will strengthen its ability to analyze business issues and to broaden its reputation via the publication of articles and its participation in academic conferences and seminars.

The Chair will be placed under the academic supervision of Bernard Garrette, Associate Professor, Business Strategy and Policy Department, HEC.

On the basis of projects already being carried out by Professor Garrette, Atos Origin will work with HEC to:

- Conduct research on problems specifically related to growth strategy and integration management.
- Devise courses, case studies and other teaching tools to promote the development of special skills.
- Create opportunities for companies to partake in discussion and reflection, via conferences and debates open to the public organized by Atos Origin and the holder of the endowed Chair.


Atos
Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About HEC Foundation
Created in 1972 by the HEC Alumni Association, sponsored by a group of prestigious multinational companies, the HEC Foundation support HEC's ambitions, participate in its strategic orientation, and provide a direct link between the academic and business world. In particular, the HEC Foundation promotes research programs in management sciences and supports major international development projects.
Today, the HEC Foundation numbers about thirty companies among its privileged partners.

(*) **Bernard Garrette** has been Associate Professor of Strategic Management at ***HEC school of Management*** since 1988. He has been a visiting professor at ***London Business School*** (1997 and 1999) and at ***the University of Cambridge*** (1995-1996). He has also worked as a consultant (Senior Practice Expert in Corporate Finance and Strategy) with ***McKinsey & Company*** in 2000-2001.
Bernard Garrette is an HEC graduate and holds a Ph.D. in management from HEC. His teaching and research interests focus on competitive and collaborative corporate strategy.

Contact presse Atos Origin :
Anne de Beaumont Tel : + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

Contact presse Groupe HEC :
Catherine Rousseau Tel : +33 (0) 1 39 67 94 23 – rousseau@hec.fr




Atos
Origin

PRESS RELEASE

Nuon Belgium closes contract with Atos Origin to support fast growth in European energy market

Paris, 19 January 2006 - *Atos Origin, an international IT services company, has implemented Atos™ Workplace Solutions* at Nuon Belgium, a leading energy supplier in Benelux. The solution, which is integrated into Nuon's existing IT infrastructure, will allow Nuon Belgium to adapt easily to fast growth in a highly competitive European energy market. Based on a strong vision and seamless architecture, Atos%trade; Workplace Solutions allow the end user to work anywhere, anyplace, at any time.*

Atos Origin's solution for the PC environment, which include mobile solutions such as laptops and PDAs, offers Nuon Belgium the IT infrastructure it needs for further growth. Centrally managed, it provides a secure and flexible workplace for a fixed, low price per month and the embedded innovation ensures that future updates of the platform are included in the price.

The current version uses Windows XP and Microsoft Client & Back Office in combination with the latest Intel technologies. Intel® AMT offers innovative functionality which allows Atos Origin to provide remote troubleshooting, remote asset tracking and virus protection, which significantly improves the quality of desktop management. Atos Origin experts have worked on this project to ensure a smooth transition to the new infrastructure. The implementation of Atos™ Workplace Solutions at Nuon Belgium started in August 2005 and has been recently completed according to plan.

There has been no disruption to end users during the transfer as everything was rolled out in phases. According to Nino Blanckaert, ICT Manager at Nuon Belgium, this is one of the advantages that Atos™ Workplace Solution offers. "We were looking for a complete solution that offers a fast growing organization like ours the proper infrastructure, and Atos Origin's solution meets our demands to the fullest. The entire organization has high expectations of the new solution's efficiency, which allows us to focus on challenges in the energy market."

"Atos™ Workplace Solutions offers the added value of flexibility and extensive rationalization to the customer," says Patrick Gyseling, Managed Operations Director at Atos Origin Belux. "And we are proud that one of the largest energy suppliers has decided to implement our solution. The collaboration with Nuon employees has proven to be very valuable and has certainly contributed to the efficient way of the solution's implementation."


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Atos™ Workplace Solutions is deployed worldwide with clients in the public sector, telecoms, discrete manufacturing and processing industries, and finance market.

* Atos™ Workplace Solutions was previously named Next Generation DeskTop (NGDT).

About Nuon

Nuon is a leading energy company supplying electricity, gas, heat and related services to more than 2 million customers mainly in the Netherlands, Belgium and Germany. The company is active in the production, trade and delivery of (renewable) energy. Nuon aims to achieve balanced growth for all stakeholders: shareholders, employees, customers, the environment and society. Net turnover in 2004 amounted to € 4.9 billion. The number of employees is more than 9,441 (Full time equivalent). For more information, visit www.nuon.com

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions Atos Worldline and Atos Consulting.

For more information, please contact:

Christelle Colin
+32 2 690 26 04
christelle.colin@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

Liam Byrne, Health Minister, Officially Opens the NHS Walk-In Centre Managed by Atos Origin at Manchester Piccadilly

Providing Patients with Convenient Access to Healthcare Services without the need for an appointment

London, 24 January 2006 - *Atos Origin, a leading IT services company and a provider of managed medical services and occupational health, announced that the NHS Walk-In Centre at Manchester Piccadilly station was officially opened today by Liam Byrne, Health Minister.*

The Manchester Piccadilly NHS Walk-In Centre is the first to be managed by an independent company. Atos Origin is responsible for managing the centre including recruitment of healthcare professionals and the day-to-day running of the service.

Since opening to the public on 17th November 2005 more than two thousand patients have been seen, with the number of people visiting the centre continuing to increase each day.

"People should have the opportunity to see a GP or a nurse when they need to and at a time and place that suits them," said Liam Byrne, Health Minister. "NHS commuter walk-in centres like this one in Manchester will offer advice and treatment outside of GPs' traditional opening times, right on the doorstep of many people's workplace."

This NHS Walk in Centre is located within a few minutes walk of Manchester Piccadilly station at 1-3 Gateway House, Piccadilly South. It is open from 7 am to 7 pm, Monday to Friday, providing treatment for minor injuries and ailments as well as healthcare advice. The service is led by experienced nurses with a GP on-site throughout the day.

"We are pleased with how the centre has performed since opening in November 2005," said Martin Lyne, NHS service delivery manager, Atos Origin. "We have been able to see all patients promptly and, by drawing on our extensive medical knowledge and experience, provide a service that complements GP practice and other NHS facilities in the area."

Atos Origin has established a major presence as a provider of managed medical services and occupational health and today provides occupational health services to nearly half a


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million employees in the UK public sector. Customers include the Department for Work and Pensions, Royal Mail Group and the Department for Trade and Industry.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com


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Origin

PRESS RELEASE

Hong Kong Government Awards Data Centre Outsourcing Contract to Atos Origin

The Hong Kong government's first-ever data centre outsourcing contract will see 10 systems from 7 government departments hosted by Sema Group Ltd, wholly-owned subsidiary of Atos Origin

Hong Kong, 25 January 2006 - *International consulting and IT services company, Atos Origin, today announced that it has been awarded the contract to host and manage the Hong Kong government's Central Computing Centre, which will consist of ten (10) IT infrastructure systems from seven (7) government departments. Officially, the contract is awarded to Sema Group Ltd, a wholly owned subsidiary of Atos Origin in Hong Kong.*

This contract represents the Office of the Government Chief Information Officer (OGCIO)'s first data centre outsourcing contract with an external IT services provider. The scope of the services includes the provision of 24x7 managed operations, network infrastructure, printing services, production and technical support, disaster recovery services, security and storage management.

These systems will be hosted in Sema Group Ltd's 45,000 square feet, twin Tier-1 production and disaster recovery data centre facilities located in Chai Wan and Tsuen Wan respectively. These data centres, set up in 2004, are Atos Origin's largest data centres in Asia Pacific.

Philip Chua, Managing Director, Atos Origin Hong Kong said, "We are honoured to be awarded this contract to deliver state-of-the-art data centre outsourcing services for the Hong Kong government. Our mission-critical and high-value outsourcing services align perfectly with the OGCIO's objectives of enlarging and accelerating its IT services for the various public sector departments.

This project underlines our capabilities to offer the necessary skills and expertise to design, build and operate large-scale outsourcing projects for major organisations. We see this contract award as a strengthening of our relationship with the Hong Kong government, and we aim to be the reference point for all future data centre outsourcing projects with the Government," said Mr Chua.


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Howard Dickson, Government Chief Information Officer said, "As we take forward our E-government initiatives beyond IT to service transformation, we need to progressively align and redesign our IT infrastructure. Our vision is set on having processing centre clusters, networks and personal access facilities that are functional, making prudent use of current technology and bringing maximum value to the business users. This also means that we need architected applications and information access, while moving relevant paper-based information on-line."

"The outsourcing initiative that we see today is certainly only the beginning of a major step of maximizing private sector provisioning of services while keeping a strategic IT nucleus in Government," Mr Dickson added.

As a global leading consulting and IT services firm, Atos Origin focuses on their clients' mission-critical systems and infrastructure. Atos Origin's data centres in Asia Pacific are purpose-built to meet their needs for reliability, security and availability.

About Atos Origin
Atos Origin is an international consulting and information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

In Asia Pacific, Atos Origin has its regional headquarters in Singapore and has over 2,500 employees in 9 countries servicing clients in Financial Services; Discrete Manufacturing; Telecom & Utilities; Process Industries; CPG/Retail and Public Sector. Atos Origin Asia Pacific is in the top 25 companies in Gartner's 2004 IT Services Asia/Pacific Market Share report; a top 50 IT company in ZDNet Asia's Top Tech Index 2005; and amongst the top-25 enterprise players in the Financial Services Industry, according to Financial Insights (an IDC company).

In Hong Kong, for all legal and contractual matters, Atos Origin is represented by the Sema Group, a wholly owned subsidiary.

For further information, contact:

Atos Origin Asia Pacific

Vivien Goh

Tel : 65-6832 2617

vivien.goh@atosorigin.com

Ogilvy Public Relations Worldwide

Azwar Ghazali

Tel: 852-2884 8563

azwar.ghazali@ogilvy.com


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Origin

PRESS RELEASE

Atos Origin signs 150 million Euro IT outsourcing contract with Symrise

Successful start in 2006: Symrise assigns complete IT to Atos Origin including management of applications support, consultancy, project activities and IT infrastructure

Stuttgart/Holzminden, 26 January 2006 - *Atos Origin, an international IT services provider, and Symrise, the world's fourth largest producer of fragrances and flavours, have signed a 10-year agreement worth €150 million that sees Symrise outsourcing its complete IT infrastructure to Atos Origin from 1 February. As part of the deal, approximately 100 IT staff working for Symrise worldwide will be employed by Atos Origin.*

Under the terms of the outsourcing contract, Atos Origin will provide consultancy to Symrise, as well as managing its applications support and IT infrastructure. It will also handle specific projects. This will include such areas as global network management, handling approximately 500 servers located on all continents, operation and further development of software applications and the company's composition database, "Symcom". Atos Origin will provide full IT support for the 4,500 PC workstations at Symrise on a round-the-clock basis. Experienced consultants will also support and advise Symrise in process design, systems and applications integration as well as automated operations for the chemical sector.

"We run a highly complex business, locally and globally. Complex material flows, extensive documentation duties and challenging scientific aspects demand a strong and reliable IT infrastructure. With Atos Origin, we have found a partner who can supply all this on a global level at the high standard we require," says Dr. Gerold Linzbach, Symrise's Chief Executive Officer. "Co-operation with Atos Origin will allow us to focus on our core business areas - development, production, marketing and sales, - further strengthening our position in the global market for fragrances and flavours." As part of the outsourcing agreement, Atos Origin will streamline Symrise's various ERP systems around the world on the basis of SAP and set up a common platform.

As a result of this agreement, Atos Origin will expand significantly its Competence Center for the chemical sector, and also extend its computer centre in Holzminden. "This long-term, 10-year partnership with Symrise shows that Atos Origin is regarded as an innovative IT partner in the chemical industry. Our relationship with Wolff Walsrode AG,



has already allowed us to develop extensive expertise in the sector, which we will now be able to strengthen through the agreement with Symrise," says Gerhard Fercho, General Manager for Atos Origin in Germany and COO of Germany & Central Europe.

About 60 of the 100 Symrise IT staff will move to their new employer, Atos Origin GmbH in Germany, on 1 February. The remaining employees will be transferred to Atos Origin companies in France, Switzerland, the US, Mexico, Brazil, Singapore and China on a staggered timeframe, in line with each country's regulations. In these countries, as well as in India and Malaysia, Atos Origin will provide global IT services for the 34 countries in which Symrise operates. "Our global orientation, flexibility and ability to learn fast in the customer's environment were major factors in the decision to choose us," says Hartmut Bertram, Vice President of Atos Origin, who is responsible for strategic sales outsourcing for Germany and Central Europe (GCE).

About Symrise
Symrise is a global supplier of fragrances, flavors and raw materials and active ingredients for the perfume, cosmetics and food industry. With sales of €1.14 billion in 2004, the company is among the top four in the international flavours and fragrances market. Symrise actively supports the brand concepts of its clients so that together they can create top-quality products which fulfil consumers' preferences. With over 40 registered patents each year, Symrise is one of the most innovative manufacturers on the market. Symrise has three divisions: Flavors, Fragrances and Sensory Ingredients. Symrise was formed in 2002 as a result of the merger between two companies with rich traditions: Dragoco and Haarmann & Reimer.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

Press contacts:

Atos Origin GmbH (Deutschland)
Nicola Popoff
Phone: + 49 711 73 77 311
nicola.popoff@atosorigin.com

Symrise
Katja Derow
Phone: +49 40 3557-1942
katja.derow@symrise.com


RECEIVED
Atos
Origin

PRESS RELEASE

Atos Origin implements new web-based platform at Gasunie Trade & Supply

IT support for efficient gas forecasting, ordering, transport provision and accounting demonstrated at E-World 2006 in Essen, 14-16 February

Stuttgart/Groningen, 30 January, 2006 *- Atos Origin has successfully implemented its WEM™ platform (World Energy Market) to support and optimise business operations at the international gas supplier, Gasunie Trade & Supply. This web-based platform enables Gasunie Trade & Supply to forecast gas supply, provision transport, and support core business functions such as ordering and accounting. At this year's E-world energy & water exhibition in Essen from 14-16 February, Atos Origin will demonstrate how this project has increased efficiency for Gasunie, as well as showcasing its other core competences in the energy sector using a live demonstration of a gas control station in Hall 3, Stand 360.*

Gasunie Trade & Supply focuses on the buying and selling of natural gas in the Netherlands and in the European market. The Commercial Dispatching Centre (CDC) is responsible for the core functions of the gas supplier, including forecasting of gas purchase quantities, their ordering from gas producers, the nomination of transporters as well as the monitoring of input and output accounts and gas supply quality. The web-based WEMÔ platform installed by Atos Origin supports the CDC and optimises these functionalities by the use of flexible tools and open standards.

"As a leading natural gas supplier in Europe, one of our most important strategic goals is to invest in the company's future. The flexible WEM™ platform puts us in the position to optimally manage our day-to-day core business functions", says Henk Kroon, Head of Purchase at Gasunie Trade & Supply. "The collaboration with Atos Origin allows us to adapt quickly to new developments in the market and to position ourselves in the highly competitive European energy market."

According to Gerhard Fercho, Managing Director of Atos Origin in Germany and COO of Germany & Central Europe: "Atos Origin's specialisation in the energy sector allows companies to benefit from the extensive experience that we have gained through our participation in numerous successful global projects. The platform's implementation at Gasunie Trade & Supply has been completed to the full satisfaction of the customer."


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Atos Origin and Gasunie Trade & Supply announced the signing of their outsourcing contract in December 2005. This agreement involves the outsourcing to Atos Origin of Gasunie Trade & Supply's network management, server infrastructure, desktop management and support.

E-world exhibition in Essen from 14-16 February

Atos Origin will present its expertise in the energy sector - consulting, systems integration and managed services - at the E-World exhibition in hall 3, stand 360 and present a live demonstration of a gas control station. This demo includes the entire function portfolio of the WEMÔ-platform for gas traders. All energy specific business processes will be shown live, from the forecasting of purchase quantities, ordering and transport nomination, to monitoring and accounting.

About Gasunie Trade & Supply

Gasunie Trade & Supply is an international company trading in natural gas. It operates on the European energy market and has the Netherlands as its domestic market, where it accounts for a major share of the national energy supply. Gasunie Trade & Supply exports natural gas to six other European countries and is the second largest exporter in Europe in volume terms (after Russia's Gazprom). Gasunie Trade & Supply is conscious of the need for sustainable development and the transition to non-fossil fuels, and is therefore helping both its own customers and society at large to make effective progress in this direction, through advice and practical measures. Gasunie Trade & Supply's shareholders are the State of the Netherlands (via the Ministry of Economic Affairs and Energie Beheer Nederland), which holds a 50% stake, and Shell and Esso, which hold 25% each. For more information, please visit www.gasuniegas.nl

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Gasunie Trade & Supply
Ben Warner
+ 31 50 364 88 10
ben.warner@gasuniegas.nl

Atos Origin
Nicola Popoff
+ 49 711 73 77 311
nicola.popoff@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


RECEIVED
2005 APR 24 A 7:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


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Origin

PRESS RELEASE

ATOS ORIGIN INDIA ACHIEVES CMMI LEVEL 5

Successful Appraisal Validates Atos Origin as an IT Services Power House

Mumbai, INDIA, 31 January 2005 *- Atos Origin, a leading information technology services provider today announced that its India operations has achieved Level 5 of the Software Engineering Institute's (SEI) Capability Maturity Model Integration (CMMI). The Standard CMMI Appraisal Method for Process Improvement (SCAMPI) Class 'A' appraisal was conducted across all of Atos Origin India locations in Mumbai and covered all software development and maintenance activities.*

Mr. Kamlesh Kothari, Lead Appraiser from KPMG, was highly impressed with the professional attitude of the Atos Origin India team, high level of commitment and teamwork across the organisation.

"The Atos Origin India development facility in Mumbai has been assessed at CMMI Level 5 within the scope of Software Development and Maintenance projects for BAS (Business Application Solutions), EAI-TA (Enterprise Application Integration & Technical Automation), ESC (**E**nterprise Resource Planning, **S**upply Chain, **C**ustomer Relationship Management solutions) and SAP Division. This is a significant achievement and would help the organization demonstrate its process capability during execution of software development and maintenance projects. Their strong customer focus and effective implementation of the Balanced Scorecard, enables Atos Origin India to deliver high quality results, based on a good understanding of their customers' needs and expectations. There is a high level of senior management commitment and strong professional attitude demonstrated by the staff," said Mr Kothari.

This achievement places Atos Origin India amongst an elite group of global companies that have achieved CMMI Level 5 and highlights Atos Origin's quest for continuous process, quality and productivity improvement. Atos Origin India's dedication to product and service quality is clearly visible from the fact that it has been certified for ISO 9001 since 1994 and had also been assessed at Level 5 of CMM-SW (Capability Maturity Model – Software Engineering) in 2000.

CMMI Level 5 enables an organization to continually improve its product quality, productivity, predictability and cycle time. These translate into direct benefits for customers, in terms of reduction of total cost of ownership, reduction of time-to-market and enhancement of service levels to their own end-clients.


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"As a global leader in IT consulting, systems integration and managed operations, Atos Origin seeks to continuously improve our software and systems engineering and integration processes and capabilities so as to enhance our ability to deliver better quality services at optimal cost to our clients," said Uday Gharpure, Managing Director for Atos Origin India. "The SCAMPI Class 'A' appraisal is part of our continuous improvement efforts by benchmarking ourselves against global best practices."

"Atos Origin India has established itself as a top tier IT services provider. We now have more than 1,200 IT professionals, engineers and technicians in our Mumbai, Kolkata and New Delhi offices. Our CMMI Level 5 appraisal will definitely enhance our ability to strengthen our client base of multi-national companies and large local corporations in Asia and beyond," said Mr Gharpure.

India is an important consideration in Atos Origin's Global Sourcing strategy. The strategy encompasses the sourcing of IT services with the right skills, at the right time, from the right place, at the right price and addressing the full IT life cycle and delivery chain. Atos Origin is dedicated to client satisfaction through its value driven engagement model and its service quality. To this end, the company has engaged in a world-wide CMMI assessment program covering all major service centers. As a key element of our global sourcing strategy, this program ensures compatible CMMI maturity and best practices across client facing units and the back office centers.

More than simply selecting low cost locations as options for sourcing IT services, Atos Origin evaluates the whole range of technical and service factors to determine the optimal sourcing solution to meet clients' requirements. Atos Origin adopts continuous quality improvements to mature business processes thus yielding ongoing productivity improvement.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

In Asia Pacific, Atos Origin has its regional headquarters in Singapore and has over 2,300 employees in 9 countries servicing clients in Financial Services; Discrete Manufacturing; Telecom & Utilities; Process Industries; CPG/Retail and Public Sector.

About CMMI
The CMMI (Capability Maturity Model Integration) model, developed by the SEI at Carnegie Mellon University in Pittsburgh, Penn, USA, is a significant advancement from the earlier CMM model.

The CMMI is a framework that describes the key elements of effective software and systems engineering processes. It describes an evolutionary improvement path from an ad hoc, immature process to a mature, disciplined process. It helps improve the ability of organizations to meet goals for cost, schedule, functionality, and product quality, thus achieving greater customer satisfaction.


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The CMMI establishes a yardstick against which it is possible to judge the maturity of an organization's processes and compare them to the state of the practice of the industry. The CMMI can also be used by an organization to plan improvements to its software and systems engineering processes.

The CMMI is composed of five maturity levels, with Level 5 being the highest. Atos Origin India's facility was assessed at Level 5, using the SCAMPI method (Standard CMMI Appraisal Method for Process Improvement).

Media Contact

Milind Kamat
Atos Origin India
Tel: +91-22-56452520
Email:
milind.kamat@atosorigin.com

Vivien Goh
Atos Origin Asia Pacific
Tel: +65-6832 2617
Email:
vivien.goh@atosorigin.com


RECEIVED
2006 APR 24 A 7:22
OFFICE OF INTER
CORPORATE


Atos
Origin

PRESS RELEASE

ATOS ORIGIN PRELIMINARY REVENUES FOR 2005

Organic revenue growth at +8.0% in 2005

PARIS – 31 January 2006 *- Atos Origin, a leading international information technology services provider, today announced that unaudited revenues for the twelve months ended 31 December 2005 amounted to EUR 5,459 million, compared with EUR 5,249 million for the same period in 2004 (+4.0%). Adjusting for the recent disposal of several business units, the group generated strong organic revenue growth of 8.0% on a constant scope and exchange rate basis.*

The appendix to this statement provides analysis of full year and fourth quarter 2005 revenues by service line.

The Group recorded strong revenues in the final quarter of 2005, in spite of concerns expressed in November 2005 about slightly weaker revenue performances in several business units. Consequently organic growth reached 8% for the year as a whole, slightly better than the Group's most recent objective.

Total Group revenues for 2005 amounted to EUR 5,459 million. In 2004, Atos Origin reported revenues of EUR 5,302 million under French GAAP. The Group has reported under IFRS for the first time in 2005 and has therefore restated the 2004 comparative by eliminating nil margin pass-through revenue, which amounted to EUR 53 million in 2004. This relates mainly to the provision of media content by Atos Worldline in France. Reported Group revenues in 2005 were therefore 4.0% higher than the comparative pro forma revenues of the Group in 2004 under IFRS, as shown below:



Euro Millions	2005 revenues	2004 revenues	% change
Reported in 2004		**5,302**	
IFRS impact		(53)	
Statutory growth	**5,459**	**5,249**	**+4.0%**
Disposals		(200)	
Exchange Rate impact		4	
Organic growth (*)	**5,459**	**5,053**	**+8.0%**

(*) Organic growth at constant scope and exchange rates

In the past 24 months, the Group has disposed of a number of businesses, which removed exactly EUR 200 million from the comparative revenue base – mainly the Nordic business in June 2005 and the Cellnet business in the United States in July 2004. Exchange rate movements resulted in a positive adjustment of EUR 4 million on a comparable year-on-year basis. The constant scope revenue figure for 2004 under IFRS was therefore EUR 5,053 million and reported revenues of EUR 5,459 million in 2005 represent organic growth of 8.0%.

Revenue by Service Line
An analysis of revenue by service line is shown in the attached appendix.

Consulting produced a strong organic revenue increase of 12.8% in 2005. This performance resulted from the positive effects of volume, pricing and bonus awards on projects, and is an example of how the Group is now benefiting from the acquisition of KPMG Consulting. The increased demand in Consulting is a good indicator of the market recovery.

Revenues in **Systems Integration** were 8.7% higher organically in 2005, which extends the upward trend seen in 2004 and throughout 2005 and demonstrates clearly that this service line has returned to a growth path. Growth in the period was mainly due to better volumes, with prices remaining broadly stable. The Group has increased the amount of recurring revenues in this segment from application life cycle management, which now represents 14% of total Group revenue.

After adjusting for disposals - mainly the US Cellnet business sold in July 2004 and the Nordic business sold in June 2005 - organic revenue growth in **Managed Operations** was 6.8%, reflecting the steady inflow of orders that has accumulated during the past year.


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After strong organic revenue growth of 9.0% in Q1 2005, the more modest increase in the following quarters was due to the conclusion of a one-year, non-recurring and fully subcontracted call centre contract in the United Kingdom, representing a revenue loss of EUR 90 million from April 2005 onwards on a full-year basis, and the fact that the KarstadtQuelle contract came on stream in Q4 2004 and therefore had no impact on percentage growth in Q4 2005.

Quarterly Revenue Performance
Revenue performance in 2005 by quarter was as follows:

Euro Millions	Q1	Q2	Q3	Q4	H1	H2	FY05
Revenue	1,356	1,370	1,293	1,440	2,725	2,734	5,459
% reported growth	+5.0%	+2.9%	+4.1%	+3.9%	+4.0%	+4.0%	+4.0%
% organic growth (*)	+9.1%	+7.2%	+9.4%	+6.6%	+8.1%	+7.9%	+8.0%

(*) Organic growth at constant scope and exchange rates

Revenue in the fourth quarter represented a strong sequential organic increase of 11% in comparison with the third quarter, both in Consulting & Systems Integration (+15%) and Managed Operations (+8%).

Financial Target
The Group confirms that the operating margin for 2005 will be slightly higher than 7.5%, and that it will achieve its net debt target of EUR 200 million at the end of December 2005.

Future Reporting Dates
This preliminary announcement is made in accordance with the regulations of the Autorite des Marches Financiers (AMF) in Paris. The group's full audited results for the year ended 31 December 2005 will be announced at 07:30 hrs (CET) on Wednesday 8 March 2006 and no further information will be released before that date.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.



Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Contact for Investors:
John White, Tel: +33 (0) 1 55 91 26 32, john.white@atosorigin.com

Unaudited Revenues for the 12 months ended 31 December 2005

By Service Line

Euro Millions	2005	2004 IFRS	% growth	% organic growth (*)
Consulting	449	401	+12.1%	+12.8%
Systems Integration	2,254	2,132	+5.7%	+8.7%
Managed Operations	2,756	2,716	+1.5%	+6.8%
Total revenue	**5,459**	**5,249**	**+4.0%**	**+8.0%**

(*) Organic growth at constant scope and exchange rates

Unaudited Revenues for the 3 months ended 31 December 2005

Euro Millions	Q4 2005 revenues	Q4 2004 revenues	% change
Reported in 2004		**1,396**	
IFRS impact		(11)	
Statutory growth	**1,440**	**1,385**	**+3.9%**
Disposals		(53)	
Exchange Rate impact		18	
Organic growth (*)	**1,440**	**1,351**	**+6.6%**

(*) Organic growth at constant scope and exchange rates



By Service Line

Euro Millions	**Q4 2005**	**Q4 2004 IFRS**	**% growth**	**% organic growth (*)**
Consulting	119	106	+12.0%	+11.9%
Systems Integration	600	565	+6.2%	+9.2%
Managed Operations	721	714	+0.9%	+3.8%
Total revenue	**1,440**	**1,385**	**+3.9%**	**+6.6%**

(*) Organic growth at constant scope and exchange rates

RECEIVED
2006 APR 24 A 7:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Atos
Origin

PRESS RELEASE

Atos Origin divests its Middle East Operation

Paris, 10 February 2006 - Atos Origin, a leading international information technology services provider, today announced that it has reached agreement to sell its operation in the Middle East to local management, who have run the business since 2000. The new owners will continue to trade under the Atos Origin name for several years and provide extended support capability in the region for international clients of Atos Origin.

The Middle East operation, which is based in Bahrain, became part of the Group when Atos merged with Origin in 2000. It has a successful track record in implementing IT solutions, particularly in the Oil & Gas sector, although the majority of trading is with local clients and the operation does not provide support for Atos Origin's international clients on a material scale. It is for that reason that the Group has decided to sell the operation to local management.

Bernard Bourigeaud, Chairman of Atos Origin's Management Board and Chief Executive said, "This disposal takes to almost EUR 500 million the annualised revenues of businesses that we have divested since the acquisition of Sema in January 2004. The divestment programme is now effectively complete and we are fully focussed on achieving our commercial and strategic objectives".

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com


Atos
Origin

Contact for Investors:
John White, Tel: +33 (0) 1 55 91 26 32, john.white@atosorigin.com




Atos
Origin

PRESS RELEASE

Heijmans opts to outsource ICT to Atos Origin

's-Hertogenbosch, 9 February 2006 - Heijmans NV plans to outsource its ICT activities to Atos Origin. The companies will enter into a five-year contract with a total value of EUR 50 million. Atos Origin was chosen following an extensive selection process.

By transferring its ICT activities to an external party, Heijmans expects to be able to respond more flexibly to the complex ICT requirements needed for its innovative products, such as, for example, Wenswonen™.

Heijmans is aiming for both forwards and backwards integration, which means that the company will specialise more on the total building process, from idea and design, through execution to management and maintenance and possibly even financing. Processes are becoming more complex and the use of IT is still increasing.

Because of this, there is a greater need for flexible ICT support and advanced ICT know-how. Outsourcing a number of ICT tasks will lead to better opportunities for this, and moreover to cost savings. All activities relating to workplace management, network management, the data centre and the service desk will be outsourced. Heijmans has chosen not to outsource company-specific IT functions.

As a consequence, 49 Heijmans ICT employees will become Atos Origin employees. Atos Origin is the largest IT service provider in the Netherlands and has vast experience in outsourcing.

For more information:

Press
Heijmans, Frank Janssen
Director of Group Communications
+31 73 5435169
fjanssen@heijmans.nl

Atos Origin, Marianne Hewlett
Sr. Vice President Global Marketing Communications
+31 30 2992006
marianne.hewlett@atosorigin.com


Atos
Origin

Analysts
Heijmans, Fons van Lith
Director of Investor relations
+31 6 51314952
flith@heijmans.nl


Atos
Origin

PRESS RELEASE

Technology offshore can produce savings of up to 50%

This is the focus of Atos Origin and CIOs on 14 February in São Paulo

São Paulo, 9 February 2006 - Atos Origin, a leading international information technology services provider, will take part in the International Seminar on Global Corporations' Competence Centers, to be held in São Paulo on 14 and 15 February.

The event, which will bring together CIOs, service providers and government officials, will deal with how to make Brazil one of the IT competence service centers in the world, and, especially, introduce global companies as the core elements to access corporate markets world-wide. At this event, Atos Origin will showcase the main benefits of carrying out the offshore from Brazil such as 10% - 50% savings in the overall project costs.

Under the title *How to Overcome Challenges in the Development of Offshore Projects based in Brazil*, André Almeida, Outsourcing Manager of Atos Origin in Brazil, will provide a practical approach to both financial and cultural matters of offshore projects based in the country, in addition to presenting problems and the respective solutions to ensure such projects are in compliance with the Brazilian reality and still meet international requirements.

The Brazilian Market is currently seen as one of the major offshore focus due, in particular, to its time zones, environmental and geopolitical aspects, in addition to the country's financial stability. Atos Origin Brazil has some distinguishing features compared to its competitors, such as the Global Sourcing, globally-integrated offshore centers allows customers to select the best center based on their individual needs. As a pioneer in providing offshore services in SAP area, Atos Origin has been boosting its portfolio to include specific niches such as monitoring, ERP, Mainframes, Billing, CRM, among others.

Atos Origin's Global Sourcing strategy encompasses the sourcing of IT services with the right skills, at the right time, from the right place, at the right price and addressing the full IT life cycle and delivery chain. Atos Origin is dedicated to client satisfaction through its value driven engagement model and its service quality. To this end, the company has engaged in a world-wide CMMI assessment program covering all major service centers. As a key element of our global sourcing strategy, this program ensures compatible CMMI maturity and best practices across client facing units and the back office centers.


Atos
Origin

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contacts

Patricia Grilli
Atos Origin Brazil
Tel: +55 11 2183-2015
patricia.grilli@atosorigin.com

Anne-Marie Capilla
Atos Origin
Tel: +33 1 55 91 20 52
anne-marie.capilla@atosorigin.com


RECEIVED
2006 APR 24 A 7:23


Atos
Origin

PRESS RELEASE

TPG Post and Atos Origin issue unique moving images of Olympic winners on their own postage stamp

Skating legends Ard Schenk and Yvonne van Gennip 'Going for gold'

Utrecht, 9 February 2006 - TPG Post and Atos Origin are honouring the top sport by immortalising two special athletes on the postage stamp 'Going for gold'. It has unique *moving* images of Dutch skating legends Ard Schenk and Yvonne van Gennip. These special postage stamps have been produced by TPG Post in collaboration with Atos Origin, Worldwide IT Partner for the Olympic Games through to the 2012 London Olympic Games. Today Yvonne van Gennip and Wilbert Kieboom, CEO of Atos Origin Northern Europe, receive the first postage stamp, offered by Harry Koorstra, chairman of TPG Post. The special stamps come at just the right moment, as tomorrow 2,500 top athletes from 85 countries are hoping, just as Ard and Yvonne did in their days, to win a gold medal at the Torino 2006 Olympic Winter Games. Among them are 26 compatriots in contention for a place on the podium of honour.

A venerable skating history

As one of the world's greatest skating nations, the Netherlands has a high reputation to maintain at the forthcoming Olympic Winter Games. The tradition is rooted not only on Olympic ice: European and World championships also guarantee gold for Netherlands. In 1893, Jaap Eden got the very first world title for long-distance skating in Amsterdam. Over the years, an impressive sequence of Olympic champions was built up from Holland: Kees Verkerk, Stien Baas-Kaiser, Piet Kleine, Marianne Timmer and Gianni Romme, to name just a few of the gold-medal winners. Among these, Ard Schenk and Yvonne van Gennip deserve a special place. At one session of the Games, they each won no less than three gold medals. Ard achieved this outstanding result at the 1972 Olympic Winter Games in Sapporo. Ard Schenk about the design: "The full motion aspect displays the image like I remember; a long hard race with wind and well-used track as I was skating in one of the last pairs during these 10,000 meters. The 39 eurocent is like the electronic ticking clock". Yvonne achieved her exceptional result in 1988 in Calgary: "It's an honour to be on these stamps, or rather to be skating on them. I revive the last meters of the three kilometres thanks to the moving stamps and definitely see them as a special memory to my skating career".


Atos
Origin

Collaboration between TPG Post and Atos Origin

To honour both these two greatest Dutch skating legends and to mark the Torino 2006 Olympic Winter Games, TPG Post and Atos Origin have taken the opportunity to issue a special postage stamp, a stamp on which both skaters are seen in action through the use of an innovative 'lenticular' technique. In this way, the stamps fit in perfectly with the complex technological work done by Atos Origin at the Olympic Games. Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games.

Moving images

To achieve the impression of movement on the stamps, TPG Post had to print the stamps onto plastic for the first time. Lenticular technology makes it possible to have Ard and Yvonne skating around the stamps. There is a sequence of twelve film stills taken from the winning races at Sapporo and Calgary, to portray Ard and Yvonne skating in full flight over four square centimetres. The snowy images of Ard in 1972 and those of Yvonne come from the early years of colour TV, presenting the designers with a major challenge. Lenticular technology has existed for a long time past, but up till now it has not been possible to reproduce the level of detail needed, which is essential on postage stamps. A firm in New Zealand was able to provide the level of detail required for lenticular technology and the stamps were printed at a specialist printing-press in Australia. As these stamps printed onto plastic were new for TPG Post, they were tested thoroughly at sorting offices.

Austere design

Apart from its moving images and the subject-matter chosen, the stamp is also striking for its crisp, austere design. "Solar Initiative is noted for its clear, conceptual designs, with discriminating use of the smallest possible number of graphic elements", says Miguel Gori, art director at Solar Initiative. "In order to approach the atmosphere of the competition as closely as possible, the time-indicator moves with the camera, just as in TV broadcasts. Another special feature is that the movement of the film image can also be seen in the lettering of the stamp. This produces a surprisingly spacious effect."

Format

The stamps are somewhat larger than usual at 52 x 30 millimetres, resulting in a clear image of the greatest Dutch skating champions. All other Dutch gold-medal winners at Winter Olympic Games are also honoured on the stamp by displaying their names below the two stamps.


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Origin

Issue and availability
The 'Going for gold' stamps have a face value of € 0.39. The stamps have a print-run of 700,000 sheets and are available from today at post offices or through the TPG Post website at www.tpgpost.nl.

For more information, please contact:

TPG Post – Hanne Kluck
+ 31 70 334 45 04
h.kluck@tpgpost.nl

Atos Origin – Ingrid Clauwaert
+ 31 30 299 50 07
ingrid.clauwaert@atosorigin.com

You can see an illustration of the postage stamp at: www.tpgpost.nl/pers


Atos
Origin

PRESS RELEASE

SFR selects Atos Origin to launch its new SFR TV-Video service

Paris, 1 February 2006 - Atos Worldline, an Atos Origin Company, has been chosen by SFR to assist in the launch of its SFR TV Video service: the mobile "zapper". Atos Worldline has developed and hosts the technology platform for this innovative service which offers customers immediate and smooth access to TV channels and video programs from their 3G mobile phones. By providing this service, SFR is the first French operator to make TV and video access available to its customers on their mobile phones.

SFR selected Atos Worldline to develop and host the technology platform for its "SFR TV-Video" service. This platform enables SFR to offer its 3G mobile phone customers, a smooth TV-Video service with easy and immediate access offering ergonomic features comparable to those of the best Internet sites or TV satellite channels.

Launched last November, this new service has been developed by Atos Worldline in customer/server mode and is hosted on its electronic exchange platform. For this new application, Atos Worldline used Streamezzo technology, designing and developing a software package of Rich media application developments compatible with most current mobile operating systems (Symbian, Java, Windows Mobile).

Having previously uploaded the "SFR TV-Video" application on their mobile phones, SFR customers can scan the TV channels or Video programs by genre. They can easily consult the daily TV programme schedule, zap from one TV channel or video program to another or even customise their TV channels, saving them as favourites.

"The launch of this new service was a real challenge as far as innovation is concerned and increased the possibilities of 3G services", says Guillaume Gorge, technical manager for SFR services. *"The issues involved quickly developing our capacity to provide this service and offering SFR 3G customers the widest range of services possible. Atos Worldline was able to assist us with this project thanks to its capacity to work in close partnership with both SFR and Streamezzo. Its flexibility and adaptability have been decisive for launching this service. This Video project is included in the configuration of new 3G services along with music and mobile games. Our aim is to become the leader in France for innovative 3G applications".*

All in all, there are more than 50 channels, including a CanalSat channel selection, plus the SFR video catalogue available from the SFR service which has been a factor that has contributed to the current success of 3G technology.



Atos Origin will be present at the 3GSM World Congress in Barcelona, Spain from February 13 - 16, 2006 and exhibit in the Smart Communication Valley stand Hall 2, G88 - G89. At the event it will be focusing on 4 main topics: Telecom Consulting, IP Convergent Services, Outsourcing and Application Management, and MVNO Global Services. Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. The company's annual revenue in the telecom industry is close to EUR 1 billion.

About SFR

SFR is France's 2nd largest mobile telephone operator with a 35.8% market share and 16,445 million customers in France as of 30 September 2005. Its GSM/GPRS now covers more than 98% of the French population and 87% of the territory. SFR was the first operator in France to launch the 3rd generation mobile telephone in November 2004 and currently provides 3G coverage to almost 60% of the French population.

For further information about SFR go to www.sfr.fr

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

Press contact:

Emilie Moreau
Tel: +33 1 55 91 24 74
Email : emilie.moreau@atosorigin.com


Atos
Origin


RECEIVED

PRESS RELEASE

ATOS ORIGIN FULL YEAR RESULTS FOR 2005

ALL 2005 TARGETS ACHIEVED

PARIS – 8 March 2006 - Atos Origin, a leading international information technology services provider, today announced audited results for the year ended 31 December 2005.

- **Group revenues were EUR 5,459 million, representing organic growth of 8%**
- **Operating margin increased organically by 14% (7.6% margin)**
- **Net income (Group share) was EUR 235 million (2004 - EUR 113 million)**
- **Basic earnings per share were EUR 3.50, an accretion of 104%**
- **Net debt fell to EUR 180 million at 31/12/05 (EUR 492 million at 31/12/04)**

FINANCIAL PERFORMANCE IN 2005

(in EUR million)	2005	2004	% Change
Income Statement			
Revenue	5,459	5,249	+4%
Operating margin	413.0	383.3	+8%
% of revenue	7.6%	7.3%	
Operating income	387.8	220.2	+76%
% of revenue	7.1%	4.2%	
Net income (Group share)	235.4	113.3	+108%
% of revenue	4.3%	2.2%	
Earnings per share (EPS)			
Basic EPS (a)	3.50	1.72	+104%
Diluted EPS (b)	3.48	1.71	+104%

(a) In euros, based on a weighted average number of shares
(b) In euros, based on a diluted weighted average number of shares


Atos
Origin

Extract from the Chief Executive's review of 2005:
2005 was a year of consolidation for Atos Origin after the acquisition and integration of Sema Group in 2004. We said at the start of the year that we would focus on organic growth and that is precisely what we did, increasing global market share and achieving all of our financial targets.

The main commercial highlights of the year were the expansion of our business in Germany, the signing of contract extension agreements with Philips and the International Olympic Committee, the capture of a ground-breaking contract with Renault, the renewal of our major BPO contract with the UK Department of Works and Pensions and the extension of our partnership with Euronext. There have been many other successes that stem directly from the acquisition of Sema and the restructuring of our commercial operations during 2004 and thirteen of our key clients now generate annual revenues of more than EUR 100 million.

The development of our German business is particularly satisfying. Capturing a major contract with KarstadtQuelle in late 2004 provided the catalyst and we subsequently won contracts with E-Plus and Premiere that enabled us nearly to double revenues in Germany and Central Europe to EUR 562 million in 2005. The Symrise contract in early 2006 extends that successful trend.

We began 2005 targeting organic revenue growth of 5% and increased that figure to 8% in July 2005 after extending our commercial relationship with Euronext, where we have taken over the IT operations of Euronext.Liffe. In November 2005, we advised the market of a risk that we might fall slightly short of that growth target, but in fact trading in the final months of the year was strong and we have reported total revenues of EUR 5,459 million, giving organic growth of exactly 8% for the full year.

In terms of profitability, we saw further benefits from restructuring the business and although some of those were offset by investments in our global organisation and start-up costs on several new contracts, we managed to increase operating profit to 7.6%. The fact that profitability was towards the lower end of our guidance range was due mainly to the one-time effect of lower than expected profitability in a number of non-core businesses, most of which have now been divested.

When we acquired Sema, we announced that we intended to sell businesses with annualised revenues of approximately EUR 500 million, most of which were in geographically or commercially non-core areas. By June 2005, we had disposed of businesses with annual revenues of EUR 410 million, including the US Cellnet business and our Nordic operations. The disposal of our Middle East operations in February 2006 effectively completed that programme. However, we will continue to monitor the future of small sub-scale businesses that are not sufficiently profitable.

In cash terms we reduced net debt below the target level of EUR 200 million, reaching EUR 180 million at 31 December 2005. This means that over the course of the two years since acquiring Sema Group in January 2004, the cash proceeds from disposals have


Atos
Origin

been reinvested in developing the Group's commercial activities, including new outsourcing contracts, in core countries. At the same time, the cash cost of the Sema acquisition and the subsequent cash cost of integrating and restructuring the enlarged business, has been fully funded by the direct operational cash flow from the Group. At the end of 2005, net debt was well below the EUR 266 million level that existed at 31 December 2003, immediately before the Sema Group acquisition.

Strategy
In 2006, in addition to our continuing commitment to expand market share in Europe, we intend to accelerate the development of business and resources in China and India. We also intend to focus more specifically on developing several commercial activities, including our payments business Atos Worldline, Atos Euronext Market Solutions (AEMS) and our BPO Healthcare practice, all three of which are within Managed Operations. Atos Worldline and AEMS each have annualised revenues of around EUR 350 million going forward, above group average profitability and significant growth prospects.

Atos Worldline is a long-standing core business of the Group, founded back in 1972. It provides payment card issuing and transaction settlement services, secure internet payment services and customer relationship management, including loyalty card schemes. We believe that the introduction in 2007/08 of SEPA, the Standard European Payments Area, will encourage a number of European payments organisations to divest or outsource their activities to third party providers such as Atos Origin, who are able to provide a more efficient service at much lower cost by combining resources and building scale operations. Atos Origin already has a very strong presence in France and Germany and is intent on extending its services throughout the other major markets in Europe and into fast-growing markets such as China.

In July 2005 our long-standing joint venture relationship with Euronext was expanded through the creation of Atos Euronext Market Solutions (AEMS). Atos Origin and Euronext have pooled their knowledge, intellectual property and support resources to create a business that is at the forefront in providing IT services to capital markets worldwide, including cash, derivates and clearing operations for banks and brokers. Trading off a strong base of experience in Europe, AEMS has already sold its solutions to more than 15 stock markets worldwide, as well as to influential organisations such as the Chicago Board of Trade and Liffe. I believe that there will be substantial consolidation of exchange activities in the coming years, not just in Europe, but also globally. AEMS is well positioned to capture a major share of that market.

In 2005, we renewed our major healthcare BPO contract with the Department of Work and Pensions in the UK, which will be worth at least EUR 750 million over the next seven years and provides a strong base for developing our primary healthcare practice. We view the delivery of primary healthcare as a market in which there will be enormous growth in the coming years and huge opportunities for Atos Origin. We are already involved in serving public sector departments in the United Kingdom, which is at the forefront of developments in the sector. Our experience in providing services both to the UK National Health Service and to the UK Department of Work and Pensions will, we believe, provide reference points and benchmarks for similar developments in the rest of Europe in the coming years.


Atos
Origin

Our strategy is constant and unchanging. The Group provides an integrated set of services – Consulting, Systems Integration and Managed Operations – to a base of large multinational clients in specifically targeted industry segments. Business consulting is at the heart of relationships with our clients and the main driver of new business. Systems Integration is increasingly focussed on providing high-end technology solutions and Managed Operations is the focal point for long-term relationships with clients. We believe that this is the most productive way of developing business today.

Our ambition in the short-medium term is to become the leading IT Services provider within Europe, which requires that we build a top 3 position in each of the major European IT spending markets, through a combination of organic growth and acquisition. We have also started to build solid foundations for our business in Asia Pacific, most notably in China and India, where regional revenues grew by more than 12% in 2005. China is the focal point for the development of our commercial activities in that region and our contract to run the IT systems for the Olympic Games in Beijing in 2008 will provide an important platform for promoting our services. India is our primary centre for offshore support globally.

It remains important that we have global reach in the Americas and our refocused operations in North America and Brazil are once again growing. We will continue to strengthen that base of operations organically, while at the same time being conscious of the need to maintain profitability.

Trading outlook for 2006

A number of contradictory indicators were published at the start of 2006, but in our view the European market for IT services is growing consistently at an underlying base annual rate of around 4% in the current cycle. Atos Origin's organic revenue growth is expected to be in the order of 5% in 2006 on the basis of the current order book and pipeline prospects.

We are targeting a further improvement in our operating margin, based on the ramp-up of margins on new long-term contracts, further organisational efficiency improvements in the business, including the disposal of some remaining non-core businesses, and by offering high-end technology solutions while at the same time moving away from commoditised areas of activity.

We enter 2006 with a Group where restructuring from the Sema acquisition is complete and the underlying cash generative qualities of the business are sound. Our aim in 2006 is to generate strong operating cash flow, which will place us in an excellent position to develop the business further.

Olympic games in Torino

In February 2006, Atos Origin managed the IT systems for the Torino 2006 Olympic Winter Games. As in Athens 2004, our systems performed perfectly to specification in the face of unscheduled disruptions and constant security attacks that international events of this kind attract. Many of our clients visited the Games and saw for themselves the



rigorous procedures and processes that we brought to bear to achieve that success. It is an event where performance has to be at the highest level and on time to the second. There are no second chances at the Olympics.

Bernard Bourigeaud
Chairman of the Management Board and Chief Executive Officer

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com
Contact for Investors:
John White, Tel: +33 (0) 1 55 91 26 32,
john.white@atosorigin.com


RECEIVED


Atos
Origin

PRESS RELEASE

Atos Origin announces Sponsorship of Danny Crates - 800m Paralympic Champion

London, 13 March 2006 - Atos Origin, a leading IT services company and Worldwide IT Partner for the Olympic Games, today announced sponsorship of Danny Crates, 2004 Paralympic Champion in the 800m, who is looking forward to defending his title in Beijing in 2008.

Atos Origin also continues its sponsorship of Georgina Harland, winner of the bronze medal for the Modern Pentathlon at the ATHENS 2004 Olympic Games and Adam Pengilly, bob skeleton athlete, who came eighth at the Torino 2006 Olympic Winter Games, his first Olympic Games. Atos Origin's sponsorship includes financial support to enable the athletes to continue training in the run up to their next Olympic Games.

"Winning the gold medal in Athens was a fantastic feeling and I am delighted that Atos Origin has agreed to sponsor me through to Beijing 2008, where I hope to defend my 800m title," said Danny Crates. "The sponsorship from Atos Origin will enable me over the next couple of years to focus on my training, in preparation for the next Paralympic Games."

Danny, aged 33, started his sporting career playing rugby at both regional and county level. Following an accident in 1994, in which he lost his right arm, he became the only known arm amputee playing club rugby in the country. He then turned his attention to athletics and competed in his first international event in 1998 at the World Championships, where he reached the 400m final and won a silver medal in the 4 x 400m relay event in a new European record time. In 2003, switching to the 800m, Danny won the 2003 World and European Indoor 800m titles. Danny now trains alongside Olympic sprinters, Donna Fraser and Jo Fenn.

Danny's many achievements include silver medal in the 800m the Paralympic World Cup in 2005; gold medal in the 800m at the Athens Paralympic Games; world record holder for the 800 m in 2004; gold medal at the European Championships in 2003; gold medal in world indoor championships in 2003; gold medal at the European Championships in 2001 and bronze medal at the Sydney Paralympic Games in 2000.

"Sponsoring British sport at this level is a real honour. We wish Danny, Georgina and Adam the best of luck in their Olympic efforts," said Xavier Flinois, UK CEO, Atos Origin.

As the Worldwide IT Partner and TOP Sponsor of the Olympic Games through to the London Olympic Games in 2012, Atos Origin has primary responsibility for the design,


Atos
Origin

build and operation of the Olympic Games IT infrastructure that securely relays results, events and athlete information to spectators and media around the world.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com


RECEIVED
2006 APR 24 A 7:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Atos
Origin

PRESS RELEASE

Atos Origin and ExaProtect announce Partnership in Information Systems Security

Paris/London, 21 March 2006 - Atos Origin, one of the world's foremost information technology services firms, and ExaProtect, a software developer and European leader in security information management CSEM (Core Security Event Management), have unveiled a technology, marketing and operational partnership in Europe to enhance their lineup of security solutions for complex IT systems.

In today's world, keeping information secure is a vital business concern. Faced with the rising tide of computer crime, companies must be capable of detecting intrusion and responding in the event of an attack.

In order to enhance this capability, Atos Origin will integrate ExaProtect CSEM (Core Security Event Management) technology into its entire line of IS security solutions. Both companies, in their respective industries, possess unrivalled experience in deploying large-scale, end-to-end IS solutions.

The partnership will allow Atos Origin to:

- Leverage ExaProtect technology to deliver innovative customer solutions.
- Integrate the high-value-added technology in the managed security services already offered by its Security Operation Center (SOC), such as 24/7 security management.

The alliance between the two companies stems from their collaboration on various customer projects, which proved successful in terms of efficiency, simplicity, transparency and cost. ExaProtect and Atos Origin currently have five joint customers, a number that is expected to increase by 15 or 20 in 2006.

The companies' key projects include the implementation of a security management system for **France's Labor Ministry**, via a contract with the department for general administration in charge of upgrading services. ExaProtect will develop software capable of analyzing, aggregating and correlating security events, issuing reports and tracking incident management. Atos Origin is responsible for deploying and managing the solution.

Says **Fabrice Pizzi, responsible for security at the department for general administration in charge of upgrading services, on behalf of the Ministry of Labor**, "The growing number of security products and threats has forced us to rethink our data security policy and to look for effective, reliable solutions with clear indicators for everyone concerned, whether managers or security technicians. The Atos Origin and ExaProtect



solution meets our requirements with round-the-clock monitoring via a shared platform. In addition, a system of security network devices allows us to determine the appropriate alert level."

"Thanks to ExaProtect CSEM technology, our administration team is able to respond more quickly and effectively to the millions of events generated by such security devices as firewall systems, sensors and servers. Furthermore, it enhances customer IS security visibility and management, particularly thanks to online indicators," explains **Daniel Gargot, Network & Security Services Manager at Atos Origin.**

Says **Frédéric Saint-Joigny, Vice President of Sales at ExaProtect**, "By offering a complementary fit of network management and IS management services, Atos Origin is the ideal solution for large accounts wishing to focus on their core business."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont - + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

About ExaProtect
ExaProtect is the market creator and leader in Core Security Event Management (CSEM) – monitoring, interpreting and reporting on the security of core business systems and the corporate information they contain.
ExaProtect's solutions gather security information from all enterprise systems (including bespoke systems, SAP, Oracle, Siebel, etc. as well as security systems such as firewalls and intrusion detection) and combine this information with business process rules. This intelligence gives the organisation a real-time, end-to-end, prioritised view of the behaviour and security status of key business assets. This helps companies meet the demands of compliance reporting.
With ExaProtect, companies have a complete, auditable solution for quickly analysing and responding to any unwanted changes or attacks on core systems and information. http://www.exaprotect.com




Atos Origin
WORLDWIDE IT PARTNER

PRESS RELEASE

Atos Origin successfully protected Torino Games IT Infrastructure

Paris, 23 March 2006 - Atos Origin, the Worldwide Information Technology (IT) Partner for the Olympic Games, today announced that the IT Security solution built into the Torino 2006 Olympic Winter Games IT infrastructure prevented any attacks from viruses and hackers ensuring that there was no disruption and that the results were relayed to the world and to the media accurately and on time.

During the 16 days of competition, an average of 3,100,000 events were processed by the security logging & monitoring systems per day. After processing by aggregation, correlation and/or triggering rules 49,000 events were escalated daily, out of which 158 major events and 10 critical were recorded, and NO Impact on the Games network was reported. The IT team was able to respond in a timely manner to all the critical alerts and prevent unauthorized access to the Games' network.

"Atos Origin was able to effectively and efficiently manage the large number of IT security events that were recorded during the Games to ensure that there was no disruption to the Games IT infrastructure," said IOC Technology Director, Jean-Benoît Gauthier. *"Our Worldwide IT Partner deep experience with past Olympic Games allows them to bring unmatched insight into how to protect the vital IT operations that make the Olympic Games possible."*

Based on a risk assessment involving 52 attack scenarios, Atos Origin has designed and implemented strong preventive and detective measures that ensured the protection of the Games infrastructure against potential IT security breaches. These controls include:

- *Access control*: only authorized systems and people can connect onto the Games network. Access control mechanisms have been implemented at the Network, Operating System and Application levels.

- *Network segmentation & segregation*: the Games network has been segmented into different logical networks in order to control and monitor the flow of data going from one service to another. This architecture allows to restrict and contain any potential intrusions.

- *Centralized identity management*: this solution has been implemented to efficiently and securely create systems accounts for Technology staff and users. This activity has required the definition of more than 200 different roles and associated access needs.

- *Centralized real-time security monitoring*: real time environment requires real time monitoring and as such, Atos Origin has designed and implemented a solution to


Atos
Origin
WORLDWIDE IT PARTNER

generate, collect, filter, aggregate and correlate millions of security events a day. All these activities are performed in real time in order to allow the IT team to react to potential security incident in a timely manner.

Through extensive testing before the Torino Games, the IT security team has been able to understand what was "normal behaviour" within the Games systems - application, network traffic, etc - in order to adapt the security controls and detect abnormal activities. Atos Origin has also extensively trained the entire IT team in IT security policies and procedures, that define the rules protecting the Games' IT infrastructure. At Games' time, the IT security team was operational 24x7 in order to detect and respond to any incidents that occur, day or night.

Intrusion attempts included accredited people trying to unplug Games systems, such as INFO2006 terminals in order to connect their own laptops, and users attempting to log in with administrative accounts. From the Athens 2004 Olympic Games to the Torino 2006 Olympic Winter Games, the IT security challenges were the same: control the activity inside the Games network.

"In an environment providing real time information to media, any security incident, triggered with malicious intent or not, can have disastrous consequences," said Patrick Adiba, executive vice-president Olympics and Major Events at Atos Origin. *"For a highly visible event like the Olympic Games, the challenge of IT security is not only to prevent unauthorized people from accessing the systems but to control the activity of authorized people inside the Games Network. Using risk management as a starting point, we were able to correlate and filter security alarms to identify and manage the most critical security events".*

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering: Salt Lake City in 2002 (operating as SchlumbergerSema); Athens in 2004; Torino in 2006; Beijing in 2008; Vancouver in 2010; and London in 2012. Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.


Atos Origin
WORLDWIDE IT PARTNER

For further information, please contact:

Emilie Moreau
Tel: +33 1 55 91 24 74
emilie.moreau@atosorigin.com

Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com


Atos
Origin

PRESS RELEASE

Huntsman signs contract with Atos Origin for worldwide Infrastructure Services Outsourcing

Zaventem, 28 March 2006 - Atos Origin, an international IT services company, and Huntsman Corporation, a leading American chemical manufacturer and marketer firm, have signed a multi-year contract under which Huntsman will outsource its IT infrastructure services. The deal, starting from 1 April 2006, will enable Huntsman to reduce its total cost of ownership (TCO), to standardize, improve its service provision and meet the compliance rules of Sarbanes-Oxley.

Under the terms of the outsourcing contract, Atos Origin will provide worldwide infrastructure services to Huntsman for its global SAP platforms, workplace, Lotus Notes, eCommerce and data warehouse environments running on a wide range of platforms including Wintel, Unix, Linux and a Citrix-based thin-client office environment. Sarbanes Oxley compliance and reduction of TCO are the key themes of the new contract, which leverages Atos Origin's Global Sourcing model to provide a variety of services from offshore solution centers. These are integrally linked with the global operation service desk, centralized in Belgium.

"Increasing ROI and reducing TCO have been triggers within Huntsman to review our IT sourcing strategy," says Nicole Neyt, Director Global IT, Data Center and Technology at Huntsman. "Atos Origin's thorough expertise and international references in infrastructure outsourcing, together with the ability to leverage the power of a global sourcing model offer the ideal solution for a company like Huntsman. We are convinced that we will be able to achieve our goals with a partner like Atos Origin."

"Huntsman can now concentrate fully on positioning the company as a leading player on the fast-changing chemical market. We are confident that we will carry out this project to the full satisfaction of our customer," concludes Henri van Engelen, Managing Director of Atos Origin Belux.

Atos Origin's global sourcing strategy focuses on delivering consistent services, irrespective of location, providing a clear governance structure for delivery, and in increasing its overall delivery capability. Atos Origin is dedicated to client satisfaction and offers the following key advantages to its customers by implementing a global sourcing strategy: TCO reduction, business continuity and agility, and world-class quality. It has built up a strong track record for large transformational engagements and has applied its proven 'design-build-operate' philosophy in successfully delivering globally sourced services. Currently around 7,000 staff works in global sourcing engagements in Europe, Asia, and South America assessed up to CMMi level 5.


Atos
Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Huntsman
Huntsman is a global manufacturer and marketer of differentiated and commodity chemicals. Its operating companies manufacture basic products for a variety of global industries including chemicals, plastics, automotive, aviation, footwear, paints and coatings, construction, technology, agriculture, health care, textiles, detergent, personal care, furniture, appliances and packaging. Originally known for pioneering innovations in packaging, and later, rapid and integrated growth in petrochemicals, Huntsman today has 11,300 employees, 57 operations in 22 countries and had 2005 revenues of $13 billion.

For more information:

Christelle Colin
+32 2 690 26 04
christelle.colin@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos Origin
WORLDWIDE IT PARTNER



PRESS RELEASE

Atos Origin passes final gate in the run up to the Torino 2006 Paralympic Winter Games

March 10th to 19th, 2006

Torino, 6 March 2006 - Atos Origin, the Worldwide IT Partner for the Olympic Games, today announced that it has begun operating the IT systems for the Paralympic Winter Games in Torino, which start on March 10th 2006. This follows the company's successful and secure IT operations for the Torino 2006 Olympic Winter Games, which ended on February 26th.

The IX Torino 2006 Paralympic Winter Games is a top-level sports event taking place from 10 to 19 March 2006. It will welcome 1,300 athletes, guides and technicians representing 40 different nations, 200,000 spectators, 1,000 journalists and media operators supported by 3,000 volunteers.

Atos Origin is responsible for all aspects of the smooth and secure operation of the Paralympic Games' Information Technology: designing and building the systems, integrating and managing the technology consortium partners, and operating the critical IT infrastructure and networks, including the immediate distribution of Games results, events and athletes information to spectators and media around the world.

For the Paralympic Games, Atos Origin provides and adapts the Games software applications that powered the Olympic Winter Games in Torino, and ensures the same quality level for this unique event. These include:

- The *Information Diffusion System* that relays results and athlete information to media representatives and athletes during the Paralympic Games. It is based on the system used in the Olympic Games and has been modified to meet the specific Paralympic requirements.
- The *Games Management System* that provides accreditation, transportation, arrivals and departures, medical encounters reports, sports qualifications, workforce staffing and scheduling and protocol information. This is the same system used in the Olympic Games.

Since the Torino 2006 Olympic Winter Games ended on February 26th, the technology team led by Atos Origin under TOROC technology department, has decommissioned and rebuilt 1,200 PCs, re-installed 180 servers and Unix boxes, 650 printers and deployed 250 Intranet terminals across the four Paralympic Winter Games competition venues and seven non-competition venues (including Paralympic Villages, Media Centre, Accreditation Centre, Airport, etc).


Atos Origin
WORLDWIDE IT PARTNER

Deploying these systems is a highly complex and large scale operation that is managed from the PC Factory and combined IT Warehouse, a 6,000m2 square metre facility where all the IT hardware, including servers and workstations, are received, stored, configured, allocated a barcode for identification, and quality checked before being deployed to the venues in advance of the Games.

Gomez Quim, Programme Director, Atos Origin for the Torino 2006 Paralympic Winter Games, said: "*The Paralympic Games is a world-class sporting event and the systems to operate them are as complex as for the Olympic Games, though on a smaller scale. As for the Torino 2006 Olympic Winter Games, IT security will be a key priority for the IT team to ensure there is no disruption to the systems and that the results are relayed to the world and to the media accurately and on time.*"

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering: Salt Lake City in 2002 (operating as SchlumbergerSema); Athens in 2004; Torino in 2006; Beijing in 2008; Vancouver in 2010; and London in 2012. Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games.

In addition to his commitment to the Olympic Movement as Worldwide IT Partner, Atos Origin supports the Paralympic Movement through its sponsorship of several Paralympic Games such as Salt Lake City in 2002, Athens in 2004 and Torino in 2006.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, please contact:

Emilie Moreau
Tel: +33 1 55 91 24 74
emilie.moreau@atosorigin.com

Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin is presenting a new processing solution for the German health card at CeBIT 2006

Frankfurt/Main, 7 March 2006 - Atos Worldline, an Atos Origin company, will once again be exhibiting new solutions and concepts at CeBIT 2006 in Hanover. From 9th to 15th of March, the company is presenting payment transaction solutions and its "Worldline eGK KAMS", a card management system for processing the electronic health card. The solution was introduced for the first time in January of this year as the highlight of the OMNICARD exhibition in Berlin, and will be presented at CeBIT 2006 at the partner booth of Sun Microsystems in Hall 9 (booth E40).

The electronic health card (eGK), together with its "counterpart" – the electronic health care professional card (HBA), which is being introduced in order to verify the identity of registered doctors or health care professionals – forms a fundamental basis for bringing the health service into the information age. Using the eGK and HBA and their integration into electronic medical data transmission (which focuses on the fast and cost-effective use of medical expertise and medical technology over large distances), the aim is to comprehensively improve the quality, security and transparency of health care and, in the long term, to save more than one billion euros in costs for the health service.

Successful "Card Life Cycle Management" with "Worldline eGK KAMS"
Atos Worldline has developed "Worldline eGK KAMS" (Karten-Applikations-Management-System – card application management system) for the technical processing of cards. This solution was developed on the basis of knowledge and experience gleaned from committees and working groups set up by legislators.

The new solution supports the business processes of card issuers and manufacturers in connection with the eGK and HBA. The complete life cycle ("Card Life Cycle Management") of the cards can be mapped with "Worldline eGK KAMS": from manufacturing the cards, through creating subsequent cards to card administration. Card Life Cycle Management supports processing of the dates of manufacture, authorisation and authentication of card users, as well as blocking management. Application Management handles the on-line updates of the insured's master data after the card has been issued, on-line verification of the insured's status and additional contribution status, along with the subsequent installation of further applications. Symmetrical and asymmetrical keys are managed and used via another solutions module, known as "Key Management".

Atos Worldline has developed a showcase so as to be able to clearly present the complex functionalities of "Worldline eGK KAMS". Applied to the entire system for the use of eGK and HBA, "Worldline eGK KAMS" supports both the connection to card manufacturers and


Atos
Origin

PRESS RELEASE

Atos Origin and Open Text sign Global alliance to offer ECM solutions

Paris, 7 March 2006 - Atos Origin, an international IT services company, and Open Text™ Corporation (Nasdaq: OTEX, TSX: OTC), a leading provider of Enterprise Content Management (ECM) software, have signed a global alliance to jointly offer innovative state-of-the-art ECM solutions. The companies will collaborate on the implementation of joint market offerings, using Open Text's Livelink ECM software, in conjunction with a range of consulting, systems integration, application management and managed operation services from Atos Origin.

Open Text's Livelink ECM software lets users share and archive large volumes of documents, e-mails and other online content quickly and efficiently, as well as manage and track information for compliance.

Damian Hyland, VP Northern Europe, Open Text, stated: "Content is the heart of the global enterprise. Many organizations looking to leverage information and manage compliance through ECM are working with leading integration houses such as Atos Origin. Atos Origin has one of the very few dedicated ECM Practices amongst the key IT services players. For Open Text, the business relationship is a natural extension, enabling us to offer our market leading applications to a far broader market. The fact that Atos Origin is rolling out a 20,000-user Livelink ECM-based solution for itself is an added benefit, as the company is leading by example."

Hans Jacobs, Global Domain and Alliances Director, Atos Origin, added: "Atos Origin is a firm believer in the value that ECM offers in today's competitive marketplace where having the right information at the right time is crucial to making strategic decisions. Livelink ECM has helped us to optimize time to answer bids, reduce the costs of supporting several applications in multiple countries, and provide worldwide organizations with one single platform to distribute policies, procedures, presentations, and documents. By combining our ECM expertise with Open Text's state-of-the-art solutions, we will continue to offer our clients significant added value for their content management initiatives."

ECM is one of the key initiatives of Atos Origin and the company has already deployed Livelink ECM with customers worldwide; its revenue in this domain has increased by more than 30% last year. The solution offers an effective tool for international organizations to share the right information, quickly and efficiently. Atos Origin implements ECM software as a full-range service, providing the overall spectrum of services and skills required. The implementation of market leading ECM software from Open Text is embedded in a full delivery model, encompassing:


Atos Origin
WORLDWIDE IT PARTNER

PRESS RELEASE

Atos Origin crosses the Finish Line at Torino 2006 Olympic Winter Games

Torino, Italy - March 1st, 2006 - Atos Origin, the Worldwide Information Technology (IT) Partner for the Olympic Games, today announced the successful completion of the IT operations for the Torino 2006 Olympic Winter Games. Beijing-based Atos Origin team continues preparations for the Beijing 2008 Olympic Games and Vancouver team initiates knowledge transfer process from Torino Games.

"Today, technology has become crucial for the success of the Olympic Games. Atos Origin's long-term commitment to implementing and integrating the technology consortiums behind each organizing committee is essential to bringing the Olympic Games to the world," said Jacques Rogge, President of the International Olympic Committee. "Our Worldwide IT Partner has facilitated a flawless delivery of IT systems and we are confident that Atos Origin will do an outstanding job for the Beijing 2008, Vancouver 2010 and London 2012 Olympic Games. "

IOC Technology Director, Jean-Benoît Gauthier, added, *"Atos Origin continues to demonstrate its ability to seamlessly coordinate the efforts of a complex array of best-of-breed technology partners and suppliers. This unique systems integration capability enables consistent performance across multiple Olympic Games, while simultaneously facilitating the management of costs and complexity. As the athletes tirelessly prepared for performance, Atos Origin's global team of IT experts mirrored their efforts by employing world class expertise, technology and solutions to protect and safeguard the vast IT systems performing on the global stage."*

For the Torino 2006 Olympic Winter Games, under TOROC Technology department supervision, Atos Origin managed a consortium of Information Technology Partners and Suppliers. The Technology team of 2,500 staff, including 1,000 volunteers was stationed at 28 competition and non-competition venues, relaying results for 84 sporting events. These results were used by more than 10,000 media representatives, 2,500 athletes and 2,500 sport officials. In preparation for and during the Torino 2006 Olympic Winter Games, the IT team has:

Delivered 85,700 accreditation badges securely to the Olympic Family (Athletes, Media, National Olympic Committees, etc),
Relayed real-time results to broadcasters in under 0.3 seconds for 15 disciplines plus both ceremonies via 929 Commentator Information System (CIS) terminals deployed in 18 venues
Sustained about 6 million queries for information on 806 INFO2006 terminals deployed in 39 venues. INFO2006 featured tens of thousands pages of information in English, Italian and French and 2,600 biographies; and more than 6 million pages were viewed during Games' time.
Supplied 16,2 Gigabytes in over 2,700,000 messages of direct data feeds to the official Torino 2006 website, World News Press Agencies and other data feed clients.


Atos
Origin
WORLDWIDE IT PARTNER

Produced and timely distributed 4,500 printed reports (representing around 3,5 million pages) to journalists and sport representatives' desks.
This Torino 2006 Olympic Winter Games IT performance concludes more than three and a half years preparation, during which over 100,000 hours were dedicated to testing that involved all technology consortium members.

"Atos Origin is proud of the long term relationship with the IOC to manage and integrate IT operations for the Olympic Games", said Bernard Bourigeaud, Chairman of the Management Board and Chief Executive Officer, Atos Origin. "Equally important to the success of the Torino Games, are the 2,500 members of the technology team, comprised of almost 1,000 volunteers and more than 250 Atos Origin employees of 30 different nationalities, who have worked together in the true spirit of the Olympic Games to become one team with one goal of creating seamless and securely run IT systems for the greatest competition on earth".

The Atos Origin Major Events team, headquartered in Barcelona since 1989, have already begun preparations for the Beijing 2008 Olympic Games and the preparation for the Vancouver Olympic Winter Games in 2010. Several Atos Origin team members today based in Torino will join the Beijing IT team in March and others will move to Vancouver in July. The rest of the team will stay in Torino to manage the IT infrastructure and systems for the Paralympic Winter Games which begin on March 10th.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering: Salt Lake City in 2002 (operating as SchlumbergerSema); Athens in 2004; Torino in 2006; Beijing in 2008; Vancouver in 2010; and London in 2012. Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, please contact:

Emilie Moreau
Tel: +33 1 55 91 24 74
emilie.moreau@atosorigin.com

Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com


Atos
Origin

PRESS RELEASE

UK Crown Prosecution Service Selects Atos Origin as Occupational Health Provider

London, 2 March 2006 - Atos Origin, a leading IT services company and a major provider of managed medical services and occupational health, today announced that it has won a three year contract with the Crown Prosecution Service (CPS), the government department responsible for prosecuting criminal cases investigated by the police in England and Wales, to provide occupational health services to its 8500 staff.

Under the contract for core occupational health services, Atos Origin will provide pre-employment health screening and examinations; absence management services including sickness absence and ill-health retirement assessments; workstation assessments and health screenings for night workers and drivers.

This service offers nominated CPS personnel direct access to occupational health advice via the telephone in relation to sickness absence management, pre-employment, health and safety issues, infectious diseases and many other health issues.

"We recognise the value of proactive occupational health services both for our employees and our operations," said Marlene Oates-Hinds, HR business partner at CPS. "In making our decision, we paid particular attention to experience and value for money."

"More employers are seeing the value that occupational health services can bring in rehabilitating staff back into the workforce after an illness and also in reducing sickness absence," said Simon Chipperfield, vice president, Medical Services, Atos Origin. "This contract further strengthens the position of Atos Origin as a leading provider of occupational health services in the UK."

CPS is the government department responsible for prosecuting criminal cases investigated by the police in England and Wales.

CPS staff deal with more than 1.3 million cases in the magistrates' court and about 115,000 in the Crown Court. CPS staff are employed in 3 main areas or work: **Prosecutors;** experienced barristers and lawyers who are responsible for prosecuting criminal cases on behalf of the Crown. **Caseworkers;** assist prosecutors preparing cases for court. **Administrators;** support the work of the Crown Prosecutors with financial, managerial and information technology support.

Atos Origin has established a major presence as a provider of managed medical services and occupational health and today provides occupational health services to nearly half a


Atos
Origin

million employees in the UK public sector. Customers include the Department for Work and Pensions, Royal Mail Group, HM Customs & Excise and the Department for Trade and Industry.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com



Atos
Origin



PRESS RELEASE

GlobeRanger announces Global Partnership with Atos Origin to deliver Innovative RFID Solutions

Richardson, TX, 27 February 2006 - GlobeRanger, the leading provider of RFID, mobility and sensor-based software solutions, today announced a global partnership with Atos Origin to offer RFID services based on GlobeRanger's innovative iMotion™ Edgeware™ platform.

Atos Origin is using the iMotion platform to enable the rapid development and delivery of RFID solutions for its customers. GlobeRanger's iMotion gives Atos Origin a standards-based, flexible and extensible platform on which to efficiently implement projects and integration services. As a global leader in providing IT services such as business consulting, systems integration and managed operations, Atos Origin is leveraging its extensive industry expertise to deliver strategic, end-to-end services for RFID.

Erik Cramer, Director Global RFID Program at Atos Origin, said: "For a complex RFID implementation, with many devices and combinations of RFID and barcodes, a scaleable RFID infrastructure is critical to realize a return on investment. Atos Origin chose GlobeRanger's solution because it is flexible, reliable and scaleable and it has excellent visual simulation facilities for rapid development and stress tests."

"We're pleased to be working with a global partner who has extensive expertise to deliver strategic, end-to-end services for RFID," said Bob DiLoreto, vice president of business development at GlobeRanger. "GlobeRanger's iMotion platform gives Atos Origin a standards-based, flexible platform for the rapid development and deployment of RFID solutions."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.



About GlobeRanger

GlobeRanger is the leading provider of RFID, mobility and sensor-based software solutions. Its innovative Edgeware™ platform, iMotion™, provides the critical infrastructure layer for managing devices, networks, data and processes at the edge of the enterprise, enabling real-time response. iMotion serves as the foundation for GlobeRanger and its partners to rapidly develop, deploy and manage edge solutions. Founded in 1999, GlobeRanger is headquartered in Richardson, Texas.
For more information: www.globeranger.com

GlobeRanger, iMotion, and Edgeware are Trademarks of GlobeRanger Corporation.

Contacts:

The Alliant Group for GlobeRanger
Kris Hoover–Kozamchak
214.536.1098
khoover@globeranger.com

Atos Origin
Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

INFOBRAIN partners with Atos Origin to deliver complete TAP3 solution for 3G services roaming

A new solution to cut time to market and costs for delivery of 3G services to roaming subscribers

Zürich, Effretikon, Switzerland, 27 February 2006 - A new partnership between mobile roaming software specialist INFOBRAIN and Atos Origin provides the ideal solution for GSM operators looking to grow roaming revenues. The partnership will enable Atos Origin, one of the world's leading IT operation services companies, to offer a unique TAP3 converter solution that will support GSM operators in providing full 3G services to their roaming customers. It also puts in place a foundation for the future delivery of complete roaming solutions.

TAP - the Transferred Account Procedure - is key to operators' ability to bill for services used by their roaming subscribers, and the INFOBRAIN TAP3 converter incorporates all the latest features, essential for handling internet, mobile media and prepaid roaming transactions.

The essence of TAP3 is that it delivers information on where a call is initiated and where it is terminated – information key to profiling customer behaviour patterns. This supports a high level of accuracy in targeting individual customer segments, allowing operators to build up detailed demographics of the customer base and to target special occasions like sporting events and concerts.

The partnership combines INFOBRAIN's state-of-the-art componentized TAP3 conversion software and Atos Origin's system's integration expertise in billing and roaming systems. As a result, GSM operators now have a TAP3 converter solution that is highly configurable, backwards compatible with earlier TAP releases, and can be easily integrated in the existing legacy environment as well as in componentized service oriented architectures.

The solution is designed to lower total cost of ownership: maintenance effort is minimal, compared with the cost of maintaining and upgrading converter functionality that is tightly coupled to the billing system, and future TAP3 releases will be provided free of charge. They will also be issued in advance of the general release date - giving operators a vital head start in delivering attractive new services.


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Origin

"INFOBRAIN's technology delivers one of the most popular TAP engines in the GSM community, and provides the perfect complement to our own roaming solutions", said Herbert Ender, CEO Atos Origin Telecom Schweiz AG. "This new partnership will allow us to deliver state-of-the-art 3G roaming solutions which will meet our customers' twin goals of lower cost of ownership and more competitive services."

Markus Schlehan, CEO INFOBRAIN, says: "A strong commitment and partnership between INFOBRAIN and Atos Origin enables Atos Origin to commit industry standard TAP3 / RAP1 processing to its customers. This is an enormous benefit to any operator looking for applications to support the GSM roaming TAP3 / RAP1 standards". He continued: "We are excited about working closely with one of the leading international telecom IT services provider and I expect this partnership will introduce INFOBRAIN solutions to an even broader customer base in a rapid growing market."

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major telecom operators in Europe such as France Telecom, KPN, Vodafone, and Telecom Italia. The company's annual revenue in the telecom industry is close to EUR 1 billion.

About INFOBRAIN
INFOBRAIN Ltd (founded 1988) is an IT solution provider located in Switzerland. It is one of the leading suppliers of GSM standard software, in particular for TAP3 / RAP1 processing. For more information, visit http://www.infobrain.com/

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin Press Contacts:

Atos Origin EMA
Stephanie Berthe
Tel: +39 06 8307 4289
stephanie.berthe@atosorigin.com

Atos Origin International
Anne-Marie Capilla
Tel: +33 1 55 91 20 52
anne-marie.capilla@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin sells Nolan, Norton & Co. to its Management

Utrecht, The Netherlands - February 20th, 2006 – Atos Origin and the management of Nolan, Norton & Co (NNC) have reached agreement on a management buy-out (MBO). The rationale behind the MBO is to safeguard NNC's independence as a strategy consultancy although both parties intend to continue co-operating closely with each other. NNC will be headed by managing partner Ger Damen. Nolan Norton Institute (NNI), the research activity, under leadership of Prof. Dr. Hans Strikwerda remains part of NNC.

Nolan, Norton & Co. was acquired by Atos Origin as part of KPMG Consulting in August 2002. NNC is a strategy consultancy as distinct from the business consultancy services provided by KPMG Consulting, now Atos Consulting. This agreement is viewed as a positive move to safeguard NNC's independence as a strategy advisor. Wilbert Kieboom, CEO of Atos Origin Northern Europe, said "Nolan, Norton & Co. wishes to become a fully-independent Dutch strategy consultancy. By virtue of the management buy-out, NNC believes it will be able to focus even better on its customers, delivering advice in the fields of strategy and implementation, with a view to creating high added-value."

Ger Damen is delighted at the decision to continue independently. "Over the past three years, Atos Origin gave us every opportunity to serve top 500 customers. At the same time, NNC has always wanted to be able to provide advisory services completely independently. We now have our chance to do just that through the management buy-out. It gives us clear-cut independence and unrestricted access to potential customers. We are expecting to be able to grow more rapidly as an independent strategy agency, both in The Netherlands and internationally."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.


Atos
Origin

About Nolan, Norton & Co

Nolan, Norton & Co. (NNC) was founded in The Netherlands in 1988, following the lead of the American academics Richard Nolan and David Norton. NNC has an excellent track record in consultancy with high added value. NNC's focus on and expertise in, 'strategy and execution' make NNC an ideal partner for senior management in various sectors. NNC's knowledge and thought leadership have resulted in the reputation of innovative strategic consultant agency. The highly educated and experienced top professionals, execution oriented leadership and result-oriented culture result in excellent results, with high customer satisfaction.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33,

marie-tatiana.collombert@atosorigin.com

Contact for Investors:
John White, Tel: +33 (0) 1 55 91 26 32,

john.white@atosorigin.com

Contact
Atos Origin
Global Public Relations Office
+33 1 55 91 26 62